UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

2 – 53016 Hwy 60

Acheson, Alberta T7X 5A7

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2014 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: February 28, 2014

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Report
December 31, 2013

To Our Shareholders

In the first few weeks after joining the Company in June 2012, I was asked several times if I would consider using equity to reduce the significant debt we had at that time. My answer was always an emphatic ‘no’, and it gives me great satisfaction that instead of issuing new equity then, at likely below $2.00 per share, eighteen months later we bought back five percent of our equity (1.8 million shares) at $6.00 per share (USD). Hopefully this purchase of shares will be viewed as a clear demonstration of a commitment to create shareholder value, which will be a central and enduring theme during my tenure. Also, building on this commitment, we recently announced our first annual dividend of $0.08 per share, payable quarterly.

Shareholder Friendly

Recent media coverage of ‘shareholder friendly’ moves by other companies makes them sound like a matter of management discretion, whereas I regard them as a key part of my job. Other such moves accomplished in 2013 were:

•	A 45% improvement in shareholder’s equity, on the balance sheet, to $192 million.

•	A reduction in our net balance sheet debt from $336 million to $105 million, thereby setting up annual interest cost savings of around $18 million.
•	A significantly improved cost structure, such that we exited the year at near to 10% EBITDA margins, despite a 21% fall in revenues.

•	The generation of $35 million of free cash flow from better profitability and capital discipline.

•	The implementation of a complete strategic focus on a much simplified core business.

•	The change of reporting period for financial purposes to a calendar year basis.

Nearing the End of the Beginning

Most of the restructuring work required on our balance sheet and cost structure has now been completed, although our pursuit of cost savings will be relentless and we will seek to reduce our overall cost of debt.

The much lower cost structure will serve us well in our pursuit of revenue growth and enhanced cash flow generation, which are our main short to medium term goals.

A customer expressed to me recently that he very much appreciated that we would no longer be seeking to pass on the ‘cost of complication’ to him and that he was already witnessing meaningful improvements in our operating performance, driven by renewed focus on heavy construction and mining.

Revenue Growth

We expect to achieve revenue growth from:

•

Increased activity on existing mine sites as the owners grow production in order to reduce operating cost per barrel. Renewed confidence in pipeline and rail takeaway capacity for produced oil, together with the depreciation of the Canadian dollar, will help drive this trend.

•

Incremental work on new mines, with the green light for the Fort Hills Mine being a very welcome recent development. We are already bidding and winning material work scopes for this exciting fresh opportunity.

•

Additional and alternative asset utilization from SAGD project support, road building and other resource plays, such as coal, hydroelectricity and LNG. In the first half of January, we secured our first road building job in a while, and we plan to build upon that success.

We have the fleet and resource capacity to produce around $650 million of revenue and aim to achieve that over the next two to three years, without much growth capital or increase in our indirect costs. Ideally we would like to see about $100 million of revenue diversification, outside oil sands mines, at that level of business.

Numbers in Safety

As we hunkered down in 2013 and placed total emphasis on operational excellence, I am particularly delighted that we dramatically enhanced our safety performance, such that our Total Recordable Injury Rate (TRIR) declined to 0.30 in the most recent quarter. This industry leading performance is being recognized and valued by our customers and will really help us secure new work.

Keep safe and look for us to continue our efforts to build long term, sustainable, shareholder wealth.

Martin Ferron

President & CEO

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Management’s Discussion and Analysis

For the year ended December 31, 2013

A. EXPLANATORY NOTES

February 19, 2014

The following Management’s Discussion and Analysis (MD&A) is as of December 31, 2013 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2013 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Change of Financial Reporting Year-End

As announced on June 10, 2013, we have changed our reporting year-end to align with the calendar year-end of December 31st. In our audited consolidated financial statements and notes that follow for the year ending December 31, 2013, our transition year, we have presented results from January 1, 2013 to December 31, 2013 with comparative results recast from January 1 to December 31, 2012. As part of the change in our year-end, our auditors (KPMG) performed an audit on our consolidated financial statements for the year ended December 31, 2012 and the opening balance sheet of that year.

Analysis of annual results presented in this MD&A reflects a discussion on activity from January 1 to December 31 of the relevant year. To aid in the transition to a calendar year-end we have provided a summary of consolidated results for the nine months ended December 31, 2013 and 2012, respectively, in “Financial Results – Summary of Consolidated Nine Month Results” in this MD&A.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is “net income before interest expense, income taxes, depreciation and amortization”, “Consolidated EBITDA” (as defined in our fifth amended and restated credit agreement, our “credit agreement”), “Piling Business EBITDA” and “backlog”. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported in the consolidated financial statements.

EBITDA and Consolidated EBITDA

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the 2011 $42.5 million revenue write-down on the Canadian Natural1 overburden removal contract and certain other non-cash items included in the calculation of net income.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.

Piling Business EBITDA

As part of the sale of our Piling related assets and liabilities, as discussed in “Significant Business Events—Divestiture of Piling Related Assets and Liabilities”, we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate General & Administrative (“G&A”) costs that can be included in the determination of such EBITDA (the “Piling Business EBITDA”).

B. SIGNIFICANT BUSINESS EVENTS

Accomplishments against our 2013 Strategic Priorities

At the start of 2013, we established a set of strategic priorities which would lead us to becoming an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments while also restoring shareholder confidence and value. These priorities included:

•	Enhance safety culture;

•	Increase customer satisfaction;

•	Improve productivity and profitability;

•	Improve cash flow;

•	Strengthen the balance sheet; and

•	Increase our presence outside the oil sands.

Our focus on these priorities resulted in the following significant 2013 accomplishments:

•	Reduction of our Total Recordable Injury Rate (“TRIR”) to an industry leading 0.77;

•	Simplification of our customer offering to a strategic focus on our core Heavy Construction and Mining business, with the sale of our piling related assets and liabilities;

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•	Improvement to shareholder value with the buy-back of nearly 5% of our outstanding common shares (1.8 million common shares);

•	Reduction of our net balance sheet debt to $104.6 million from $335.7 million which should lead to an anticipated $18.0 million interest cost savings in 2014;

•	Annual 45% improvement in shareholder’s equity, on the balance sheet, to $191.8 million;

•	Significant improvement to our cost structure such that we exited the year with Consolidated EBITDA margin from continuing operations of near to 10% despite a 21% drop in revenue;

•	Generation of $34.7 million of free cash flow[2] from better profitability and capital discipline; and

•	Change to our financial reporting period to a calendar year-end.

With these major accomplishments behind us we are focusing our significant experience and knowledge on growing our core Heavy Construction and Mining business while continuing to improve our profitability through a focus on project management efficiencies and equipment cost improvements.

A complete discussion on these strategic priorities and tactics can be found in our most recent Annual Information Form (“AIF”).

Divestiture of Piling Related Assets and Liabilities

On July 12, 2013 we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the “Piling sale”) to the Keller Group plc (the “Keller Group” or the “Purchaser”) for consideration of $227.5 million, plus $5.9 million of working capital adjustment. Net proceeds of $219.4 million were realized after the assignment to the Purchaser of $5.9 million of capital leases and selling and disposal costs of $8.1 million. A pre-tax gain on disposal of $98.1 million was recorded. In addition, we may receive up to $92.5 million in additional proceeds over the next three years, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. For a discussion on the contingent proceeds related to the Piling sale see “Financial Results—Contingent Proceeds” in this MD&A.¿

In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses.

A portion of the net proceeds was used to repay the Term A Facility, drawn against the fourth amended and restated credit agreement (“the previous credit agreement”) and the outstanding balance of the associated Revolver Facility in July 2013, while a significant portion of the remaining proceeds was used in the partial redemption of our Series 1 Debentures. For a discussion of the partial redemption of our Series 1 Debentures see “Debt Restructuring”, below.

For all periods presented, Piling results are now reported within “Income from discontinued operations, net of tax” in our Consolidated Statements of Operations and Comprehensive Income (Loss) and “Cash provided by (used in) discontinued operations” in our Consolidated Statements of Cash Flows. Prior to the Piling sale, activity in the Piling business was reported as part of the Commercial and Industrial Construction segment.

For details of our results from discontinued operations related to piling activity see “Financial Results—Net Income (Loss) from Discontinued Operations” in this MD&A. For a discussion on the contingent proceeds from the Piling sale see “Financial Results—Contingent Proceeds” in this MD&A.

Debt and Equity Restructuring

Credit Facility Repayment

During the twelve months ended December 31, 2013, we repaid the outstanding balance of both our Term A Facility and Term B Facility, drawn against the previous credit agreement and subsequently eliminated both Term Facilities.

•	During the three months ended September 30, 2013, we used a portion of the Piling sale net proceeds to pay the $16.3 million outstanding on the Term A Facility.

•	During the three months ended June 30, 2013, we repaid the $5.6 million outstanding balance of our Term B Facility.

2 Free cash flow is calculated as cash from operating activities net cash from sustaining investing activities.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Fifth Amended and Restated Credit Agreement

On October 9, 2013 we signed a three year fifth amended and restated credit agreement (“the credit agreement”) with our existing banking syndicate. The credit agreement provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. Highlights of the facility include:

•	Borrowing of up to $85.0 million under a revolving facility (“the Revolving Facility”)

•	The use of a borrowing base is determined by the value of receivables and equipment which reduces our financial covenants to:

¡	A Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00.

¡	A Fixed Charge Cover Ratio, which by December 31, 2013 must be maintained at greater than 1.20 to 1.00.

For a discussion of our credit agreement and the related covenants, see “Resources and Systems—Credit Facility” in this MD&A.

Partial Purchase / Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017

To satisfy the requirement in the indenture governing our 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Series 1 Debentures”), on July 22, 2013 we made an offer to purchase $170.0 million of our Series 1 Debentures at par plus accrued and unpaid interest (the “Net Proceeds Offer”) which amount represented the excess proceeds from the Piling sale that were not used for the purposes permitted in the indenture. The $170.0 million offer expired on August 21, 2013, pursuant to which $8.1 million of aggregate principal amount of notes were tendered to the offer and $0.3 million in accrued and unpaid interest was paid.

In addition, on July 22, 2013 we announced that we had elected to redeem $150.0 million of our Series 1 Debentures, less the amount of any Series 1 Debentures tendered under the Net Proceeds Offer. Holders of record at the close of business on August 23, 2013 had their Series 1 Debentures redeemed on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. On August 27, 2013, we redeemed $141.9 million of aggregate principal amount of notes, paid $5.0 million of accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.

The partial Series 1 Debentures retirement is expected to reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.¿

Amendment to the Trust Indenture Related to the Series 1 Debentures

We sought and obtained the required consents of holders of the Series 1 Debentures to amend, and on October 10, 2013, we amended the Trust Indenture related to the Series 1 Debentures (“the amendment”). The amendment allows us to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30.0 million, subject to certain limitations. In consideration for the required consent we paid a $1.5 million pro-rated fee to the Series 1 Debenture holders that provided consent for the amendment.

Heavy Equipment Lease Refinancing

During the year ended December 31, 2013, we negotiated the refinancing of $13.6 million in heavy equipment related leases. This is in addition to the $40.1 million in heavy equipment related leases refinanced during the year ended December 31, 2012, including $7.2 million of expired lease renewals. The lease refinancing included changes to lease terms and to the timing of principal repayments and resulted in an associated addition to property, plant and equipment (net of capitalized over-hour liabilities). These leases were previously classified as operating leases, however with the refinancing terms they are now classified as capital leases. As a result of the Piling sale, we reduced our capital leases by $5.9 million with the assignment of piling related equipment leases to the Purchaser.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Summary of Debt Restructuring

Debt declined by $185.1 million in the year ended December 31, 2013. Our debt reduction activities have rendered a total reduction of $256.1 million in debt (excluding the Revolving Facility) since December 31, 2011, as follows:

	Balance for the period ended
	Dec 31, 2013	Mar 31, 2013	Dec 31, 2012	Dec 31, 2011
Debentures and term loans
Series 1 Debentures	75,000	225,000	225,000	225,000
Term A Facility	—	17,202	18,139	21,887
Term B Facility	—	5,644	9,107	39,059
Total debentures and term loans	$75,000	$247,846	$252,246	$285,946
Equipment / building financing
Operating lease commitments	58,143	61,589	63,884	145,731
Capital leases (including interest)	47,401	46,975	49,547	5,013
Total equipment / building financing	$105,544	$108,564	$113,431	$150,744

We did not have a Revolving Facility balance at December 31, 2013, compared to balances of $22.4 million, $35.0 million and $38.0 million at March 31, 2013, December 31, 2012 and December 31, 2011, respectively.

Share Purchase Program

On December 19, 2013 we completed the purchase and subsequent cancellation of 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized claims arising from our recent business divestments (the “Purchase Program”). The common voting shares purchased under the Purchase Program represented approximately 5% of our issued and outstanding voting common shares, leaving a balance of 34,715,236 shares outstanding as of December 19, 2013.

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbour conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

Restructuring our General and Administrative and Operations Support Organizations

As a result of the July 2013 Piling sale, our business support requirements were simplified. As a single focused Heavy Construction and Mining business, at the time of the Piling sale announcement we implemented a business restructuring initiative to simplify our business support needs. Subsequently, in November 2013 we implemented a further restructuring initiative to align our operational support staffing levels to our operational volumes. A total of $0.8 million in restructuring charges were recorded against our results from ongoing operations as a result of these reorganizations.

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C. OUR BUSINESS

Five Year Business Performance

The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2013	2012	2011(1)	2010	2009
Operating Data
Revenue	$470,484	$595,422	$636,101	$716,562	$621,427
Gross profit	45,739	24,030	16,293	97,166	129,612
Gross profit margin	9.7%	4.0%	2.6%	13.6%	20.9%
Operating (loss) income(2)	(2,683)	(23,136)	(31,574)	36,431	(66,734)
Net loss from continuing operations(2)	(18,047)	(32,496)	(35,508)	(2,230)	(99,937)
Net income (loss)(2)	69,184	(13,673)	(34,737)	(5,142)	(108,415)
Consolidated EBITDA for continuing operations(3)	43,466	28,071	55,518	81,538	116,679
Consolidated EBITDA(3)	53,043	67,817	73,330	86,549	119,498
Per share information for continuing operations
Net loss – basic	$(0.50)	$(0.90)	$(0.98)	$(0.06)	$(2.77)
Net loss – diluted	(0.50)	(0.90)	(0.98)	(0.06)	(2.77)
Per share information
Net income (loss) – basic	$1.91	$(0.38)	$(0.96)	$(0.06)	$(2.77)
Net income (loss) – diluted	1.89	(0.38)	(0.96)	(0.08)	(0.24)
Balance Sheet Data
Total assets(4)	$445,641	$474,749	$478,671	$568,458	$570,979
Total shareholders’ equity	191,835	132,557	143,573	176,902	181,849
Net debt to shareholders’ equity(4)(5)	0.5:1	2.5:1	2.3:1	1.7:1	1.3:1

1	Financial results for the year ended December 31, 2011 include a $42.5 million revenue write-down related to the Canadian Natural contract.

2	Financial results for the year ended December 31, 2009 include a goodwill impairment charge of $143.4 million.

3	For a definition of Consolidated EBITDA and reconciliation to net income see “Non-GAAP Financial Measures” and “Consolidated EBITDA” in this MD&A.

4	Total assets and net debt to shareholder’s equity have been adjusted to only include assets and net debt associated with continuing operations for all periods presented.

5	Net debt is calculated as the net of Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities, less cash.

Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to the five producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude3, Suncor4, Shell5, Imperial Oil6 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate one of the largest equipment fleets of any Heavy Construction and Mining contract services provider in Canada. Our total fleet (owned, leased and rented) includes approximately 459 pieces of diversified heavy construction equipment supported by over 1,301 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands. While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully apply our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and we remain committed to continue expanding our operations outside of the Canadian oil sands.

3 Syncrude Canada Ltd. (Syncrude) – operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).

4 Suncor Energy Inc. (Suncor).

5 Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).

6 Imperial Oil Resources Limited. (Imperial Oil).

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We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our three significant maintenance and repair centers, two based in Fort McMurray, Alberta on our customer’s mine sites and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships; and

•	operational flexibility.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main sources:

•	operations support services; and

•	construction services.

Our revenue is generated from two main end markets:

•	Canadian oil sands; and

•	industrial construction.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments. For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2013	2012	2011	2013 vs 2012 Change	2013 vs 2011 Change
Revenue	$470,484	$595,422	$636,101	$(124,938)	$(165,617)
Project costs	180,348	278,266	295,724	(97,918)	(115,376)
Equipment costs	184,931	204,475	223,860	(19,544)	(38,929)
Equipment operating lease expense	22,975	43,286	63,705	(20,311)	(40,730)
Depreciation	36,491	45,365	36,519	(8,874)	(28)
Gross profit	45,739	24,030	16,293	21,709	29,446
Gross profit margin	9.7%	4.0%	2.6%	5.7%	7.2%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	33,708	42,049	42,294	(8,341)	(8,586)
Stock-based compensation expense (benefit)	6,193	530	(806)	5,663	6,999
Operating loss	(2,683)	(23,136)	(31,574)	20,453	28,891
Interest expense	21,697	23,540	21,537	(1,843)	160
Net loss from continuing operations	(18,047)	(32,496)	(35,508)	14,449	17,461
Net loss margin from continuing operations	(3.8)%	(5.5)%	(5.6)%	1.6%	1.7%
Net Income from discontinued operations	87,231	18,823	771	68,408	86,460
Net income (loss)	69,184	(13,673)	(34,737)	82,857	103,921
EBITDA from continuing operations(1)	$37,315	$29,813	$11,398	$7,502	$25,917
Consolidated EBITDA from continuing operations	$43,466	$28,071	$55,518	$15,395	$(12,052)
Consolidated EBITDA margin from continuing operations	9.2%	4.7%	8.7%	4.5%	0.5%
Consolidated EBITDA from discontinued operations	$9,577	$39,746	$17,812	$(30,169)	$(8,235)
Consolidated EBITDA(1) (as defined within the credit agreement)	$53,043	$67,817	$73,330	$(14,774)	$(20,287)

Per share information
Net income (loss) – Basic	$1.91	$(0.38)	$(0.96)	$2.29	$2.87
Net income (loss) – Diluted	$1.89	$(0.38)	$(0.96)	$2.27	$2.85

(1)	A reconciliation of continuing operations net loss to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2013	2012	2011
Net loss from continuing operations	$(18,047)	$(32,496)	$(35,508)
Adjustments:
Interest expense, net	21,697	23,540	21,537
Income tax benefit	(6,102)	(10,282)	(14,779)
Depreciation	36,491	45,365	36,519
Amortization of intangible assets	3,276	3,686	3,629
EBITDA from continuing operations	$37,315	$29,813	$11,398
Adjustments:
Unrealized gain on derivative financial instruments	(6,551)	(4,017)	(2,925)
Loss on disposal of property, plant and equipment	3,033	1,837	1,221
Loss (gain) on disposal of assets held for sale	2,212	(90)	(479)
Stock-based compensation expense	981	1,374	1,770
Equity in (earnings) loss of unconsolidated joint venture	—	(846)	2,008
Loss on debt extinguishment	6,476	—	—
Revenue write-down on Canadian Natural project	—	—	42,525
Consolidated EBITDA from continuing operations	$43,466	$28,071	$55,518
Consolidated EBITDA from discontinued operations	$9,577	$39,746	$17,812
Consolidated EBITDA	$53,043	$67,817	$73,330

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Analysis of Annual Results from Continuing Operations

On July 12, 2013 we sold our Canadian based Piling assets and liabilities and our US based Cyntech US legal entity (as discussed in “Significant Business Events – Divestiture of Piling Related Assets and Liabilities” in this MD&A). On November 22, 2012 we sold our Pipeline related assets and exited the pipeline construction, integrity and maintenance business. Under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.

Revenue

For the year ended December 31, 2013, revenue was $470.5 million, down from $595.4 million for the year ended December 31, 2012. The decrease from 2012 reflects lower reclamation and heavy civil construction volumes, with the reduction in reclamation work at Base Plant, Jackpine and Muskeg River mines and the 2012 completion of heavy civil construction at the Jackpine and Muskeg River mines. Heavy civil construction work performed at the Mildred Lake Mine Relocation (“MLMR”) project partially offset these lower volumes. Work performed in constructing a mechanically stabilized earth (“MSE”) wall on the same MLMR project wrapped up in the first part of 2013.

The start-up of mine services work at the Kearl mine, under a new master services agreement (“MSA”) lessened the effect of a reduction in tailings and environmental construction related projects at the Millennium mine, the completion of earthworks activity at the Canadian Co-Op Refinery (“CCRL”) in Saskatchewan earlier this year and the 2012 completion of earthworks activity on the Dover steam assisted gravity drainage (“SAGD”) project. The construction work at the Mt. Milligan Copper / Gold project in British Columbia was also completed in 2012. Overburden removal volumes at the Horizon mine remained consistent, year-over-year, while the small drop in site development work at the Joslyn mine was partially offset by the early stages of site preparation work at the Fort Hills mine.

For the year ended December 31, 2013, revenue was down from $636.1 million for the year ended December 31, 2011. The decrease in revenue primarily reflects the increased focus on cost containment by oil sands producers in response to the widening of the price differential between Alberta crude oil and both the West Texas Intermediate (WTI) crude oil and Brent crude oil. Cost control initiatives included activities such as the re-engineering of mine plans, to either reduce or eliminate operational costs, the reduction in the amount of outsourced mine support activities and the re-assessment of capital project spending. The actions of the Alberta oil producers led to a significant reduction of mine services, reclamation and heavy civil construction work from 2011 levels. Overburden removal volumes were also lower at the Base Plant and Millennium mines due to the reduced demand. Adding to the decline in revenue was the completion of 2011 earthworks projects at CCRL in Saskatchewan, the Blackgold mine, in Conklin Alberta, the Kearl mine and the Kirby SAGD project. Partially offsetting the reduced volumes was the heavy civil construction work performed on the MLMR project, the start-up of site development work at the Joslyn mine and mine support services at the Kearl mine.

In 2011, overburden removal revenue at the Horizon mine was negatively affected by a $42.5 million write-down to our long-term overburden removal contract with Canadian Natural (the “Canadian Natural write-down”) in the first quarter of that year and the suspension of our overburden removal activities on May 18, 2011 for the balance of the year as repairs were required on the mine’s primary upgrading facility, damaged by a January 2011 fire.

Gross profit

For the year ended December 31, 2013, gross profit was $45.7 million or 9.7% of revenue, up from $24.0 million or 4.0% of revenue in the previous year. The increase in gross profit and margin from 2012 primarily reflects the $20.3 million reduction in operating lease costs as a result of the refinancing of a portion of these leases to capital leases. Project margin improvements on the MLMR heavy civil construction project and the Joslyn mine site development work, as a result of the execution of previously unsigned change-orders, the benefits realized from equipment cost savings initiatives and a reduction in the use of rental equipment helped to offset the effect of lower equipment utilization on gross profit.

For the year ended December 31, 2013, gross profit was up from $16.3 million (2.6% of revenue) in the year ended December 31, 2011. Gross profit in 2011 was negatively affected by the $42.5 million Canadian Natural write-down. Excluding the Canadian Natural write-down, 2011 adjusted gross profit would have been $58.8 million (8.7% of adjusted revenue). Operating lease costs in 2013 were $40.7 million lower than 2011 as a result of the refinancing of a portion of these leases as capital leases, the sale of under-utilized leased assets and the early purchase of leased contract assets by Canadian Natural. The reduction from the adjusted 2011 gross profit was driven by the significant reduction in volumes across the oil sands in 2012. This negative effect on profits was partially offset by a return to profitability at the Horizon mine, as a result of contract amendments executed in 2012, the execution of unsigned change orders on the MLMR project, the completion of a 2011 low margin earthworks project, the benefits realized from our equipment cost savings initiative and a reduction in the use of rental equipment.

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Depreciation for the year ended December 31, 2013 was $36.5 million (7.8% of revenue) down from $45.4 million (7.6% of revenue) for the year ended December 31, 2012 and equivalent to $36.5 million (5.7% of revenue) for the year ended December 31, 2011. We recorded a $3.4 million asset impairment charge to depreciation in the current year, specific to the impairment of certain older pieces of equipment in our fleet that were under-performing compared to our targeted reliability levels. This compares to the recording of a $10.1 million impairment charge to depreciation in the year ended December 31, 2012, specific to an older fleet of under-performing trucks and a $1.0 million impairment charge recorded in the year ended December 31, 2011.

Operating loss

For the year ended December 31, 2013, operating loss was $2.7 million, compared to an operating loss of $23.1 million during the year ended December 31, 2012. G&A expense (excluding stock based compensation expense) was $33.7 million for the year ended December 31, 2013, down from $42.0 million in the year ended December 31, 2012. The reduced spending was primarily driven by lower employee costs, under our simplified business structure, partially offset by a $3.8 million increase in short-term incentive plan costs. We recorded a $0.8 million severance charge in the current year related to two separate business reorganizations. In contrast, we recorded a $2.9 million severance charge in 2012 related to a business reorganization executed that year. Stock based compensation expense increased $5.7 million over 2012, as a result of the revaluation of stock based compensation liabilities due to increases in our share price.

For the year ended December 31, 2013 we recorded $5.2 million of losses on the disposal of property, plant and equipment (“PP&E”) and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed its useful life. In addition we recorded $3.3 million of amortization of intangible assets. For the year ended December 31, 2012, we recorded $1.7 million of net losses on the disposal of PP&E and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful life. In addition we recorded $3.7 million of amortization of intangible assets.

The operating loss for 2013 was an improvement over the $31.6 million operating loss for the year ended December 31, 2011. Current year G&A expense (excluding stock based compensation) was down from $42.3 million for the year ended December 31, 2011, driven by lower employee costs, partially offset by a $3.3 million increase in short-term incentive plan costs. There were no severance charges related to business reorganizations in 2011. The current year stock based compensation expense was $7.0 million higher than the 2011 expense reflecting the impacts of a higher share price.

For the year ended December 31, 2011, we recorded $0.7 million of net losses on the disposal of PP&E and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful life. In addition we recorded $3.6 million of amortization of intangible assets.

Net loss from continuing operations

	Year Ended December 31,
	2013	2012	2011
Per share information – continuing operations
Net loss – Basic	$(0.50)	$(0.90)	$(0.98)
Net loss – Diluted	$(0.50)	$(0.90)	$(0.98)

For the year ended December 31, 2013, we recorded a loss of $18.0 million (basic and diluted loss per share of $0.50), compared to a net loss of $32.5 million (basic and diluted loss per share of $0.90) and a net loss of $35.5 million (basic and diluted loss per share of $0.98) for the years ended December 31, 2012 and 2011, respectively. Non-cash items, non-recurring items affecting net income in the years ended December 31, 2013 and December 31, 2012 includes non-cash gains on embedded derivatives. The non-cash, non-recurring item benefitting the results for the year ended December 31, 2011 included the reversal of the embedded derivative in the Canadian Natural contract, resulting from changes to the pricing structure of the contract. This impact was partially offset by unrealized losses on embedded derivatives in certain long-term supplier contracts. Included in the loss for the year ended December 31, 2011 was the $42.5 million revenue write-down ($31.8 million after tax loss) related to the Canadian Natural contract. Excluding non-cash items in the current and prior-year periods, net loss would have been $22.9 million (basic and diluted loss per share of $0.64) for the year ended December 31, 2013 compared to a net loss of $35.5 million (basic and diluted loss per share of $0.98) and net loss of $5.2 million (basic and diluted loss per share of $0.14) for the respective prior year periods.

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2013	2012	Change
Revenue	$108,914	$116,815	$(7,901)
Project costs	40,476	51,248	(10,772)
Equipment costs	39,703	39,301	402
Equipment operating lease expense	4,296	7,495	(3,199)
Depreciation	7,638	9,014	(1,376)
Gross profit	16,801	9,757	7,044
Gross profit margin	15.4%	8.4%	7.1%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	7,973	8,863	(890)
Stock-based compensation expense	1,644	1,325	319
Operating income (loss)	5,559	(1,731)	7,290
Interest expense	3,220	5,861	(2,641)
Net income (loss) from continuing operations	5,498	(4,869)	10,367
Net income (loss) margin from continuing operations	5.0%	(4.2)%	9.2%
Net Income from discontinued operations	36	9,489	(9,453)
Net Income	5,534	4,620	914
EBITDA from continuing operations(1)	$18,515	$8,819	$9,696
Consolidated EBITDA from continuing operations	$15,063	$8,964	$6,099
Consolidated EBITDA margin from continuing operations	13.8%	7.7%	6.2%
Consolidated EBITDA from discontinued operations	$(323)	$16,340	$(16,663)
Consolidated EBITDA(1) (as defined within the credit agreement)	$14,740	$25,304	$(10,564)
Per share information
Net income – Basic	$0.15	$0.13	$0.02
Net income – Diluted	$0.15	$0.13	$0.02

(1)	A reconciliation of continuing operations net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2013	2012
Net income (loss) from continuing operations	$5,498	$(4,869)
Adjustments:
Interest expense	3,220	5,861
Income tax (benefit)	1,403	(2,067)
Depreciation	7,638	9,014
Amortization of intangible assets	756	880
EBITDA from continuing operations	$18,515	$8,819
Adjustments:
Unrealized gain on derivative financial instruments	(4,528)	(677)
Loss (gain) on disposal of property, plant and equipment	784	430
Loss (gain) on disposal of assets held for sale	85	(10)
Stock-based compensation expense	207	402
Consolidated EBITDA from continuing operations	$15,063	$8,964
Consolidated EBITDA from discontinued operations	$(323)	$16,340
Consolidated EBITDA	$14,740	$25,304

Analysis of Three Month Results from Continuing Operations

As discussed in “Financial Results – Analysis of Annual Results from Continuing Operations” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.

Revenue

For the three months ended December 31, 2013, consolidated revenue was $108.9 million, down from $116.8 million in the same period last year. The change reflects lower volumes of reclamation work and haul road construction at the Millennium mine, partially offset by an increase in site development activity at the Joslyn mine and heavy civil construction activity for the MLMR project at the Base Plant mine. The start-up of mine support services activity earlier this year at the Kearl mine and early site development activities at the Fort Hills mine replaced 2012 projects completed earlier this year, including the MSE wall for the MLMR project, the construction project at the Mt. Milligan Copper/Gold mine in British Columbia and underground construction projects at the Quest carbon capture facility in Fort Saskatchewan, Alberta and the CCRL refinery in Saskatchewan.

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Gross profit

For the three months ended December 31, 2013, gross profit was $16.8 million or 15.4% of revenue, up from a gross profit of $9.8 million or 8.4% of revenue during the same period last year. Margin improvements on two longer-term projects, as a result of the execution of change orders in the quarter, strong performance on a haul road project and the benefit of equipment cost efficiencies led to improved gross profit in the quarter and more than offset the effect of lower volumes. Contributing to the gross profit improvement for the quarter was a reduction in equipment operating lease expense to $4.3 million from $7.5 million in the same period last year, as a result of the refinancing of operating leases earlier in the year.

Operating income (loss)

For the three months ended December 31, 2013, operating income was $5.6 million, compared to an operating loss of $1.7 million during the same period last year. G&A expense (excluding stock based compensation expense) was $8.0 million for the three months ended December 31, 2013, down from $8.9 million in the same period last year, reflecting benefits from our business restructuring activities partially offset by an $0.8 million business restructuring charge recorded in the quarter. Stock based compensation expense increased by $0.3 million compared to 2012, reflecting the revaluation of our liability related to fluctuations in our share price.

For the three months ended December 31, 2013, we recorded $0.9 million of losses on the disposal of PP&E and assets held for sale compared to $0.4 million in the previous period. Amortization of intangible assets was similar for the two periods.

Net income (loss) from continuing operations

	Three Months Ended December 31,
	2013	2012
Per share information – continuing operations
Net income (loss) – Basic	$0.15	$(0.13)
Net income (loss) – Diluted	$0.15	$(0.13)

For the three months ended December 31, 2013, net income from continuing operations was $5.5 million (basic and diluted income per share of $0.15), compared to a net loss of $4.9 million (basic and diluted loss per share of $0.13) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year periods, net income would have been $2.1 million (basic and diluted income per share of $0.06) compared to a net loss of $5.4 million (basic and diluted loss per share of $0.15) during the comparable prior year period.

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Non-Operating Income and Expense for Continuing Operations

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,711	$3,631	$12,507	$15,208	$15,054
Interest on credit facilities	260	932	2,424	4,759	4,203
Interest on capital lease obligations	686	888	2,716	1,326	462
Amortization of deferred financing costs	588	422	4,326	1,623	1,564
Interest on long term debt	$3,245	$5,873	$21,973	$22,916	$21,283
Other interest	(25)	(12)	(276)	624	254
Total Interest expense	$3,220	$5,861	$21,697	$23,540	$21,537
Foreign exchange (gain) loss	(34)	21	(156)	119	101
Unrealized (gain) loss on derivative financial instruments
Unrealized gain on embedded price escalation features in a long term customer construction contract	—	—	—	—	(6,156)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(4,528)	(677)	(6,551)	(4,017)	3,231
Total unrealized gain on derivative financial instruments	$(4,528)	$(677)	$(6,551)	$(4,017)	$(2,925)
Loss on debt extinguishment	—	—	6,476	—	—
Income tax expense (benefit)	1,403	(2,067)	(6,102)	(10,282)	(14,779)

Interest expense

In the three months ended December 31, 2013, total interest expense was $3.2 million, down from $5.9 million in the previous year. This reduction reflects the benefits from the debt restructuring in 2013 which included the partial redemption of our Series 1 Debentures and the repayment of our term facilities drawn under our previous credit agreement, earlier this year. During the quarter, we wrote off $0.3 million in deferred financing costs related to the expiration of the previous credit facility.

In the year ended December 31, 2013, total interest expense was $21.7 million, down from the $23.5 million and up from $21.5 million in interest expense for the years ended December 31, 2012 and December 31, 2011, respectively. The current year interest expense includes the write-off of $3.1 in deferred financing costs for both the partial retirement of our Series 1 Debentures and the expiration of the previous credit facility. Excluding the write-off, the reduction in interest expense from that of the previous two years reflects the benefits from the debt restructuring in 2013 which included the partial redemption of our Series 1 Debentures and the repayment of our term facilities drawn under our previous credit agreement. The interest savings from the debt restructuring was partially offset by an increase in interest on capital lease obligations, a result of the refinancing of operating leases to capital leases during both 2013 and 2012.

A more detailed discussion on our Series 1 Debentures, our credit facilities and our debt restructuring can be found under “Significant Business Events – Debt and Equity Restructuring” and “Securities, Rights Plans and Agreements”.

Foreign exchange (gain) loss

The foreign exchange gains and losses recognized in the current and prior year periods relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk”.

Unrealized (gain) loss on derivative financial instruments

The unrealized gains on derivative financial instruments for the three months and year ended December 31, 2013 reflect the elimination of the embedded derivatives in long-term supplier contracts which resulted in a final reversal of the embedded derivative liability. Prior year period gains and losses largely reflect the change in fair value of the embedded derivative and the draw-down of remaining commitments in the contracts. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers’ Price Index (US-PPI) for Mining Machinery and Equipment from the original contract amount.

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During the year ended December 31, 2011, we signed an amendment with Canadian Natural on the long-term overburden removal contract which eliminated a provision in the original contract that required adjustments to customer billings to reflect changes in exchange rates and price indices. This effectively eliminated an embedded derivative from the contract, leading to the reversal of the associated embedded derivate liability.

The measurement of embedded derivatives, as required by GAAP, caused our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives had no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluated operating performance.

Loss on debt extinguishment

On August 22, 2013, we redeemed $141.9 million of aggregate principal amount of notes as part of our debt restructuring and recorded a loss of $6.5 million related to the transaction.

A more detailed discussion on the partial retirement of our Series 1 Debentures can be found under “Significant Business Events – Debt and Equity Restructuring”.

Income tax expense (benefit)

For the three months ended December 31, 2013, we recorded a current income tax benefit of $0.2 million and a deferred income tax expense of $1.6 million, for a total income tax expense of $1.4 million. This compares to a combined income tax benefit of $2.1 million for the same period last year. For the year ended December 31, 2013, we recorded a current income tax benefit of $2.4 million and a deferred income tax benefit of $3.7 million for a total income tax benefit of $6.1 million. This compares to a combined income tax expense of $1.0 million for the same period last year and a combined income tax benefit of $10.3 million for the year ended December 31, 2011.

For the three months and year ended December 31, 2013, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.26%. This difference is primarily due to permanent differences resulting from stock based compensation expense. For the three months and year ended December 31, 2012, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.12% primarily due to the effect of permanent tax differences and prior year tax adjustments. For the year ended December 31, 2011, income tax expense as a percentage of income before income taxes differed from the statutory rate of 26.25%, largely due to the same factors affecting the year ended December 31, 2012.

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

	Three months ended December 31,		Year ended December 31,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012	2011
Net income from discontinued operations
Piling net income	$36	$8,154	$88,371	$26,457	$6,963
Pipeline net income (loss)	—	1,335	(1,140)	(7,634)	(6,192)
	$36	$9,489	$87,231	$18,823	$771
Per share information
Net income – Basic	$—	$0.26	$2.41	$0.52	$0.02
Net income – Diluted	$—	$0.26	$2.39	$0.52	$0.02

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Summary of Piling Discontinued Operations Results

The statement of operations for discontinued piling operations is detailed in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012	2011
Revenue	$1,447	$72,283	$98,735	$242,106	$154,680
Project costs	1,644	54,098	79,472	178,970	117,158
Equipment costs	—	—	—	—	—
Equipment operating lease expense	—	578	1,242	2,315	2,004
Depreciation	—	974	706	3,706	3,323
Gross profit	$(197)	$16,633	$17,315	$57,115	$32,195
General and administrative expenses	126	3,142	6,857	12,518	11,177
Amortization of intangible assets	—	352	351	1,410	2,121
Gain on disposal of piling assets and liabilities	(719)	—	(98,065)	—	—
Operating income	$396	$13,139	$108,172	$43,187	$18,897
Interest expense	—	2,198	4,758	7,557	7,222
Income before income taxes	$396	$10,941	$103,414	$35,630	$11,675
Current income tax expense	164	—	164	—	—
Deferred income tax expense	196	2,787	14,879	9,173	4,712
Net income from discontinued operations	$36	$8,154	$88,371	$26,457	$6,963

Basic net income per share	$—	$0.22	$2.44	$0.73	$0.19
Diluted net income per share	$—	$0.22	$2.41	$0.73	$0.19

Interest expense recorded for discontinued piling operations for all three years represents the interest on the Term A Facility balance that was repaid from the net proceeds of the piling asset sales. Other interest expense that is not directly attributable to or related to piling operations has been allocated based on a ratio of net assets to be sold to total consolidated net assets.

Summary of Pipeline Discontinued Operations Results

The statement of operations for discontinued pipeline operations is detailed in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012	2011
Revenue	$—	$13,488	$—	$84,399	$107,785
Project costs	—	13,291	1,321	93,442	112,845
Depreciation	—	10	—	556	780
Gross loss	$—	$187	$(1,321)	$(9,599)	$(5,840)
General and administrative expenses	—	85	312	1,277	1,469
(Gain) loss on disposal of property, plant and equipment	—	(438)	63	(438)	—
Recovery of previously expensed tools, supplies and equipment parts	—	(1,095)	—	(1,095)	—
Gain on sale of inventory	—	(668)	(46)	(668)	—
Operating gain (loss)	$—	$2,303	$(1,650)	$(8,675)	$(7,309)
Interest expense	—	233	—	962	1,050
Loss before income taxes	$—	$2,070	$(1,650)	$(9,637)	$(8,359)
Deferred income tax expense (benefit)	—	735	(510)	(2,003)	(2,167)
Net gain (loss) from discontinued operations	$—	$1,335	$(1,140)	$(7,634)	$(6,192)

Net gain (loss) per share from discontinued operations (basic and diluted)	$—	$0.04	$(0.03)	$(0.21)	$(0.17)

Interest expense recorded for discontinued pipeline operations for the previous period represents the interest on the Term B Facility balance that was repaid from the net proceeds of the pipeline asset sales.

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Consolidated EBITDA from discontinued operations

A reconciliation from net income from discontinued operations to EBITDA and Consolidated EBITDA from discontinued operations is as follows:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Net income	$36	$9,489	$87,231	$18,823	$771
Adjustments:
Interest expense	—	2,431	4,758	8,519	8,272
Income tax expense	360	3,522	14,533	7,170	2,545
Depreciation	—	984	706	4,262	4,103
Amortization of intangible assets	—	352	351	1,410	2,121
EBITDA from discontinued operations	$396	$16,778	$107,579	$40,184	$17,812
Adjustments:
(Gain) loss on disposal of property, plant and equipment	—	(438)	63	(438)	—
Gain on disposal of assets and liabilities held for sale	(719)	—	(98,065)	—	—
Consolidated EBITDA from discontinuedoperations	$(323)	$16,340	$9,577	$39,746	$17,812

Summary of Consolidated Cash Flows from Continuing Operations

Consolidated cash flows from continuing operations are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Cash provided by operating activities	$28,202	$2,334	$57,488	$87,175	$18,369
Cash used in investing activities	(4,789)	(8,169)	(27,093)	(45,479)	(33,594)
Cash (used in) provided by financing activities	(16,759)	(17,124)	(246,148)	(45,610)	23,301
Net (decrease) increase in cash from continuing operations	$6,654	$(22,959)	$(215,753)	$(3,914)	$8,076

Operating activities

For the three months ended December 31, 2013, cash provided by operating activities was $28.2 million, up from $2.3 million in cash provided for the three months ended December 31, 2012, primary as a result of increased net income and increased cash from non-cash net working capital.

For the year ended December 31, 2013, cash provided by operating activities was $57.5 million, down from $87.2 million in cash provided during the year ended December 31, 2012 and up from $18.4 million in cash provided during the year ended December 31, 2011. Current year cash provided by operating activities benefited from a lower net loss, combined with a $25.5 million contribution from non-cash net working capital. Activity in the year ended December 31, 2012 benefitted from the $38.4 million decrease in non-cash net working capital, from the Canadian Natural settlement of past work price escalators and change-orders, offsetting the low gross profit in the period. The growth in non-cash working capital on this same contract along with low gross profit negatively affected cash provided by operating activities in the year ended December 31, 2011.

Investing activities

For the three months ended December 31, 2013, cash used in investing activities was $4.8 million, down from $8.2 million in cash used for the same period a year ago. Current period investing activities included $6.3 million for the purchase of PP&E and intangible assets, partially offset by cash inflows of $1.5 million in proceeds on the disposal of PP&E and assets held for sale. Prior year investing activities of $8.2 million included $10.1 million for the purchase of PP&E and intangible assets partially offset by $1.9 million in proceeds on the disposal of property, plant and equipment and assets held for sale.

For the year ended December 31, 2013, cash used in investing activities was $27.1 million, down from $45.5 million in cash used in the year ended December 31, 2012 and $33.6 million in cash used during the year ended December 31, 2011. Current period investing activities included $34.2 million for the purchase of PP&E and intangible assets, partially offset by cash inflows of $7.1 million in proceeds on the disposal of PP&E and assets held for sale. Prior year investing activities of $45.5 million included the $58.4 million purchase of PP&E and intangible assets partially offset by $10.7 million in proceeds on the disposal of PP&E and assets held for sale and$2.2 million in proceeds on the wind-up of unconsolidated joint ventures. Cash used in investing activities during the year ended December 31, 2011 included $34.8 million for the purchase of PP&E and intangible assets partially offset by $1.2 million in proceeds on the disposal of PP&E and assets held for sale.

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Financing activities

For the three months ended December 31, 2013, cash used in financing activities was $16.8 million, down from $17.1 million in cash used for the three months ended December 31, 2012. Current three month financing activity included $2.2 million in financing costs, $11.7 million for the Share Purchase Program and a $3.6 million repayment of capital lease obligations. Cash used in financing activities for the three-month period ended December 31, 2012 was $17.1 million resulting from a net decrease in the credit facilities of $12.5 million and $4.7 million repayment of capital lease obligations.

For the year ended December 31, 2013, cash used in financing activities was $246.1 million, compared to the $45.6 million of cash used in financing activities during the year ended December 31, 2012 and the $23.3 million of cash provided by financing activities for the year ended December 31, 2011. The current year outflow was primarily a result of the redemption of $156.5 million in Series 1 Debentures and a net repayment towards our credit facilities of $62.3 million, funded with net proceeds of the Piling sale. Also contributing towards the cash movement in the current year was $11.7 million for the Share Purchase Program and a $14.0 million repayment of capital lease obligation. Cash provided by financing activities of $45.6 million and $23.3 million for the years ended December 31, 2012 and December 31, 2011, reflects scheduled and unscheduled repayments on our Term Facilities and repayment of capital lease obligations, partially offset by cash drawn from our Revolving Facility.

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Summary of Consolidated Nine Month Results

	Nine months ended, December 31,
(dollars in thousands, except per share amounts)	2013	2012	Change
Revenue	$340,203	$414,328	$(74,125)
Project costs	128,564	192,660	(64,096)
Equipment costs	133,932	142,844	(8,912)
Equipment operating lease expense	16,561	28,309	(11,748)
Depreciation	24,353	25,584	(1,231)
Gross profit	36,793	24,931	11,862
Gross profit margin	10.8%	6.0%	4.8%
Select financial information:
General and administrative expenses (excluding stock based compensation)	23,581	30,338	(6,757)
Stock based compensation expense	3,783	1,209	2,574
Operating income (loss)	3,811	(9,537)	13,348
Interest expense	15,808	17,850	(2,042)
Net loss from continuing operations	(8,819)	(19,085)	10,266
Net loss margin from continuing operations	(2.6)%	(4.6)%	2.0%
Net Income from discontinued operations	82,670	22,289	60,381
Net income	73,851	3,204	70,647
EBITDA from continuing operations(1)	$30,614	$21,305	$9,309
Consolidated EBITDA from continuing operations	$34,518	$19,830	$14,688
Consolidated EBITDA margin from continuing operations	10.1%	4.8%	5.4%
Consolidated EBITDA from discontinued operations	$529	$40,427	$(39,898)
Consolidated EBITDA(1) (as defined within the credit agreement)	$35,047	$60,257	$(25,210)
Per share information
Net income – Basic	$2.04	$0.09	$1.95
Net income – Diluted	$2.01	$0.09	$1.92

(1)	A reconciliation of continuing operations net loss to EBITDA and Consolidated EBITDA is as follows:

	Nine months ended December 31,
(dollars in thousands)	2013	2012
Net loss from continuing operations	$(8,819)	$(19,085)
Adjustments:	—
Interest expense	15,808	17,850
Income tax benefit	(3,110)	(5,844)
Depreciation	24,353	25,584
Amortization of intangible assets	2,382	2,800
EBITDA from continuing operations	$30,614	$21,305
Adjustments:	—
Unrealized gain on derivative financial instruments	(6,441)	(2,595)
Loss on disposal of property, plant and equipment	1,205	797
Loss (gain) on disposal of assets held for sale	2,031	(80)
Stock-based compensation expense	633	999
Equity in earnings of unconsolidated joint venture	—	(596)
Loss on debt extinguishment	6,476	—
Consolidated EBITDA from continuing operations	$34,518	$19,830
Consolidated EBITDA from discontinued operations	$529	$40,427
Consolidated EBITDA	$35,047	$60,257

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Nine Month Non-operating Income and Expenses for Continuing Operations

	Nine Months Ended December 31,
(dollars in thousands)	2013	2012

Interest expense

Long term debt

Interest on Series 1 Debentures	$8,674	$11,397

Interest on credit facilities	1,416	3,406

Interest on capital lease obligations	2,020	1,229

Amortization of deferred financing costs	3,949	1,230

Interest on long term debt	$16,059	$17,262

Other interest	(251)	588

Total Interest expense	$15,808	$17,850

Foreign exchange (gain) loss	(103)	137

Unrealized gain on derivative financial instruments	(6,441)	(2,595)

Income tax benefit	(3,110)	(5,844)

Nine Month Net Income from Discontinued Operations

	Nine months ended December 31,
	Piling		Pipeline
(dollars in thousands, except per share amounts)	2013	2012	2013	2012
Revenue	$51,444	$189,191	$—	$39,180
Project costs	46,615	139,757	—	38,048
Equipment operating lease expense	663	1,736	—	—
Depreciation	—	2,886	—	196
Gross profit	$4,166	$44,812	$—	$936
General and administrative expenses	3,637	9,232	—	934
Amortization of intangible assets	—	1,057	—	—
Gain on disposal of piling assets and liabilities	(98,062)	—	—	—
Loss (gain) on disposal of property, plant and equipment	—	—	—	(438)
Recovery of previously expensed tools, supplies and equipment parts	—	—	—	(1,095)
Gain on sale of inventory	—	—	—	(668)
Operating income	$98,591	$34,523	$—	$2,203
Interest expense	2,828	5,709	—	700
Income before income taxes	$95,763	$28,814	$—	$1,503
Current income tax expense	164	—	—	—
Deferred income tax expense	12,929	7,345	—	683
Net income from discontinued operations	$82,670	$21,469	$—	$820

Basic net income per share	$2.28	$0.59	$—	$0.02
Diluted net income per share	$2.25	$0.59	$—	$0.02

Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	claims and change-orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures and credit facilities and the corresponding interest expense recorded against the outstanding balance of each.

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The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Revenue	$108.9	$116.2	$115.0	$130.3	$116.8	$123.5	$174.0	$181.1
Gross profit (loss)	16.8	11.6	8.4	8.9	9.8	8.3	6.9	(0.9)
Operating income (loss)	5.6	0.6	(2.3)	(6.5)	(1.7)	(0.7)	(7.1)	(13.5)
Net loss from continuing operations	5.5	(8.7)	(5.6)	(9.2)	(4.9)	(5.0)	(9.2)	(13.4)
Net income (loss) from discontinued operations	—	82.7	(0.1)	4.6	9.5	8.8	4.0	(3.5)
Net income (loss)	5.5	74.1	(5.7)	(4.7)	4.6	3.7	(5.1)	(16.9)
Basic net income (loss) per share‡
From continuing operations	$0.15	$(0.24)	$(0.16)	$(0.26)	$(0.13)	$(0.14)	$(0.25)	$(0.37)
From discontinued operations	$—	$2.28	$—	$0.13	$0.26	$0.24	$0.11	$(0.10)
Total	$0.15	$2.04	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)
Diluted net income (loss) per share‡
From continuing operations	$0.15	$(0.24)	$(0.16)	$(0.26)	$(0.13)	$(0.14)	$(0.25)	$(0.37)
From discontinued operations	$—	$2.26	$—	$0.13	$0.26	$0.24	$0.11	$(0.10)
Total	$0.15	$2.02	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)

‡	Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable in the oil sands.

Delays in the winter freeze, required to perform this type work or an abnormal thaw period during the winter months will reduce overall revenues in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze of an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of claims and change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events during 2013, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.

Expectation of Future Workload

We have estimated our remaining backlog (a non-GAAP measurement) on our Canadian Natural contract at the Horizon mine at $145.8 million at December 31, 2013, compared to $158.7 million at September 30, 2013, $251.6 million at December 31, 2012 and $484.7 million at December 31, 2011. The reduction in the value of the backlog on this contract from September 30, 2013 reflects work performed under the contract partially offset by additional work awarded under the contract. The customer executed change orders which reduced the scope of equipment related activity required under the amended contract which reduced the backlog on this contract from previous levels. Additionally, we have approximately $110.8 million of backlog remaining on contracts with other clients. We anticipate performing $202.1 million of our combined backlog within the next twelve months ending December 31, 2014.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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In addition to work with defined scope that forms part of our backlog, many of our contracts are performed under master services agreements with a range of services to be provided under cost-plus and time-and-material contracts where scope is not clearly defined. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. Some of our contracts have defined scope which may allow us to estimate future workload based on that defined scope. However the same estimated backlog is subject to future adjustments due to client delays, cancellations or reductions in outsourcing activities.

Given that work under Master Services Agreements (“MSAs”) are not usually included in backlog, we believe that the backlog number should be looked at together with current MSAs in place to fully understand the potential for future work. The following are active MSAs and long-term contracts with oil sands clients at their mines in Fort McMurray:

•	Base Plant mine:

¡	4-year master services agreement covering mining services and construction

•	Millennium and Steep Bank mines:

¡	5-year master services agreement covering mining services and construction

•	Joslyn mine:

¡	2-year initial site development contract with significant earthworks still be awarded by client

•	Kearl mine:

¡	5-year master services agreement covering civil mine support services

•	Horizon mine:

¡	10-year overburden removal contract and master services agreement covering mining services and construction

The mix of work performed under these MSAs varies year-by-year.

For the three months and year ended December 31, 2013, the percentage of total revenue earned from time-and-material contracts performed under our MSAs, which would not have been included as backlog, was approximately 9.9% and 13.0% of total revenue earned, respectively, compared to 20.0% and 21.3% of total revenue earned for the respective three months and year ended December 31, 2012.

In general, we base our expectation of future workload on a combination of factors:

•	signed customer contracts with defined scope;

•	an estimation of work to be secured under master services agreements based on annual mine plans provided by our customers; and

•	an estimation of work to be secured through our bidding process based on annual mine plans and construction plans provided by our customers.

Our expectation of workload in the near-term future is consistent with total activity levels reported for the year ended December 31, 2013. We are actively bidding for work, both in the oil sands and outside the oil sands and we are working closely with our customers to identify how we can meet their heavy construction and mining needs as they develop their mine plans for the coming year.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

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Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three months and year ended December 31, 2013, we had approximately $1.0 million and $17.1 million, respectively, in claims revenue recognized to the extent of costs incurred. As at December 31, 2013, we had $13.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $22.8 million of unresolved claims and change-orders recorded on our balance sheet for the year ended December 31, 2012. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these additional costs.

Contingent Proceeds

On July 12, 2013 we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity to the Keller Group. As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.¿

The first part of the contingent proceeds of up to $57.5 million may be earned over the next two years based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•

A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•

A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.	no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.	no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target. We anticipate that the Purchaser will continue to grow the Piling business, resulting in the payment of some or all of these contingent proceeds.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.

E. OUTLOOK

We continue to see delays in oil sands project related spending as our clients evaluate their investment strategies and continue with their cost control efforts. Near horizon demand for our services in the oil sands markets remains challenging and overall activity levels may reflect this environment, however due to our recent balance sheet restructuring efforts and continuing efforts to improve our cost structure, we believe we are well positioned to respond to changing market conditions.¿

With the completion of the sale of our Piling business on July 12, 2013 and our use of over $175.0 million of the net proceeds to repay the balance of our Term Facility and approximately two thirds of our Series 1 Debentures, we have significantly reduced our overall debt and the associated consumption of cash for interest payments. With the fleet rationalization, performance improvement and restructuring initiatives we have implemented, we are realizing improvements to both profitability and cash flow.

Operations support services revenue are expected to continue to benefit from the ramp up of activity at the Kearl mine under our new five year master services agreement, although slower than first expected and we anticipate comparable activity levels supporting production efforts at the Horizon, Base Plant, Millennium, and Steepbank mines and site development efforts at the Joslyn mine. We welcomed the positive site development decision for the Fort Hills mine and we will strive to enhance our strong working relationship with that client. Construction services activity levels are more difficult to predict; however, we are continuing to pursue heavy civil construction contracts in the oil sands, to support both mining and SAGD projects. In addition, we are pursuing contracts with other major resource companies in Canada and major provincial infrastructure projects.¿

While our near term outlook remains cautious we have been encouraged by an uptick in bidding activity since the start of the new year, both on existing mines and the new Fort Hills mine. We have already replaced most of our non-recurring revenue from 2013 and hope to build upon that momentum over the coming months. Of note we recently won an Alberta Transportation road building project for approximately $16.0 million and this marks our first success at revenue diversification. As always we will continue to manage our resources and costs with a focus towards maintaining profitability and improving shareholder value.

F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

Employees and Labour Relations

As at December 31, 2013, we had approximately 250 salaried employees and approximately 975 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at December 31, 2013, approximately 800 employees are members of various unions and work under collective bargaining agreements.

The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers in Alberta and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) which expires February 28, 2015.

We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.

G. RESOURCES AND SYSTEMS

Liquidity

Liquidity requirements

Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. As at December 31, 2013, our cash balance of $13.7 million was $12.6 million higher than our cash balance at December 31, 2012. We supplemented our cash requirements and letters of credit requirements during the year ended December 31, 2013 through drawings from the Revolving Facility drawn against our previous credit agreement and the $85.0 million Revolving Facility against our 5th amended and restated credit agreement. A more detailed discussion on the Revolving Facility can be found in “Credit facilities”, below.

We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Revolving Facility.¿

Summary of Consolidated Financial Position

(dollars in thousands)	Dec 31, 2013	Mar 31, 2013	Dec 31, 2012	Dec 31, 2011
Cash	$13,742	$598	$1,164	$1,797
Current assets (excluding cash)	114,134	356,059	252,716	320,359
Current liabilities	(93,482)	(191,202)	(184,183)	(233,831)
Net working capital	$34,394	$165,455	$69,697	$88,325
Intangible assets	7,043	8,625	12,063	13,984
Property, plant and equipment	277,975	274,246	332,252	326,741
Total assets	445,641	659,938	693,357	759,761
Capital lease obligations (including current portion)	(43,295)	(41,822)	(49,547)	(5,013)
Total long term financial liabilities ‡	(109,635)	(299,786)	(317,746)	(335,354)

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Included in the numbers above are the following amounts related to discontinued piling and pipeline operations:

(dollars in thousands)	Dec 31, 2013	Mar 31, 2013	Dec 31, 2012	Dec 31, 2011
Current assets (excluding cash)	$—	$154,740	$76,458	$113,336
Current liabilities	—	(38,846)	(36,029)	(79,098)
Net working capital	$—	$115,894	$40,429	$34,238
Intangible assets	—	—	4,730	6,129
Property, plant and equipment	—	—	54,040	52,496
Total assets	—	154,740	167,553	204,286
Capital lease obligations (including current portion)	—	—	(5,928)	(362)
Total long term financial liabilities ‡	—	—	(4,636)	(205)

Working capital fluctuations effect on liquidity

As at December 31, 2013, we had $5.1 million in trade receivables that were more than 30 days past due, down from $31.6 million as at December 31, 2012 and $20.2 million as at December 31, 2011. We have currently provided an allowance for doubtful accounts related to our trade receivables of $nil ($0.2 million at December 31, 2012 and $0.2 million at December 31, 2011). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write downs in trade receivables had been limited to the financial condition of developers of condominiums and high-rise developments in our discontinued piling business.

As of December 31, 2013, an amount of $14.4 million ($16.7 million at December 31, 2012 and $73.5 million at December 31, 2011) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract-related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of December 31, 2013, we had $13.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $22.8 million and $21.5 million for the years ended December 31, 2012 and 2011, respectively. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at December 31, 2013, holdbacks totaled $9.1 million, down from $33.4 million as at December 31, 2012 and down from $27.9 million as at December 31, 2011, respectively. Holdbacks represent 13% of our total accounts receivable as at December 31, 2013 (22% and 19% as at December 31, 2012 and 2011, respectively). The current year decrease in holdbacks represents a decrease in construction services projects and the timing of substantial completion.

Plant, Equipment and Intangible Asset Purchases

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits.

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is replaced.

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For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are replaced. We refer to this type of equipment as “single-life component” equipment.

In addition, we may acquire new equipment to support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life.

We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We have continued to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the coming year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our capital needs (net of proceeds from disposal) for the next year is approximately $30.0 million to $40.0 million, primarily related to capital maintenance and equipment replacement capital requirements. We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.¿

A summary of cash changes to plant, equipment and intangible assets by nature and by period is shown in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2013	2012	2013	2012	2011
New PP&E – capital expenditures
Sustaining	$11,058	$8,154	$32,576	$26,648	$13,777
Growth	186	705	3,249	11,588	13,922
Subtotal	$11,244	$8,859	$35,825	$38,236	$27,699
New intangible assets – capital expenditures
Sustaining	$455	$563	$1,770	$1,715	$1,083
Growth	68	567	1,056	2,590	3,196
Subtotal	$523	$1,130	$2,826	$4,305	$4,279
Total new additions to capital assets	11,767	9,989	38,651	42,541	31,978
Items affecting cash additions to capital assets:
Equipment buyouts	$—	$406	$—	$13,653	$—
Change in non-cash working capital	(5,491)	(312)	(4,474)	2,198	2,814
Cash outflow on additions to PP&E and intangible assets	$6,276	$10,083	$34,177	$58,392	$34,792
Capital asset disposal
Proceeds on disposal of PP&E and assets held for sale	$1,487	$1,914	$7,084	$10,743	$1,198
Net decrease in cash related to capital assets	$4,789	$8,169	$27,093	$47,649	$33,594

Our growth PP&E capital expenditures in 2013 were primarily related to the establishment of a maintenance facility at the Kearl mine site to support our new civil mine support MSA work at that site.

Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.

Proceeds on the disposal of PP&E for the periods presented only includes proceeds specific to the assets we owned.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Our equipment fleet value is currently split among owned (73%), leased (25%) and rented equipment (2%). Approximately 83% of our leased fleet value is specific to the Canadian Natural contract. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

Credit Facility

On October 9, 2013 we signed a three year Fifth Amended and Restated Credit Agreement (“the credit facility”) with our existing banking syndicate, replacing the Fourth Amended and Restated Credit Agreement (“the previous credit facility”) and its five amending agreements. The credit facility provides for a 1.5% lower interest rate and increased borrowing flexibility than the previous facility by securing the credit facility through a combination of working capital and equipment. Highlights of the facility include:

•	Borrowing of up to $85.0 million under a Revolving Facility, broken into two tranches:

¡	Tranche A that will support up to $60.0 million of borrowing in both cash and letters of credit.

¡	Tranche B that will allow up to $25.0 million of borrowing in letters of credit.

•	The use of a borrowing base determined by the value of receivables and equipment which reduces our financial covenants to:

¡	A Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00.

•	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA.

¡	A Fixed Charge Cover Ratio, which by December 31, 2013 must be maintained at greater than 1.20 to 1.00

•	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

•

The Consolidated Fixed Charges is defined as cash interest (not including interest on the $150.0 million of debentures repurchased and redeemed or any interest on our previously outstanding Term Facilities), scheduled repayment of debt (not including the principal component of our previously outstanding Term Facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

•	The Fixed Charge Cover Ratio replaces the Current Ratio and Interest Coverage Ratio.

Borrowing activity under the Revolving Facility

As of December 31, 2013 there were no outstanding borrowings under the $60.0 million Tranche A of the Revolving Facility and there were $3.1 million of issued and undrawn letters of credit under the $25.0 million Tranche B of the Revolving Facility. There were outstanding borrowings of $35.0 million and $38.0 million, as of December 31, 2012 and 2011, respectively, under the Revolving Facility drawn against the 4th amended and restated credit agreement along with $3.1 million and $22.0 million issued and undrawn letters of credit recorded against the same previous Revolving Facility.

As at December 31, 2013, our unused borrowing availability under the Revolving Facility was $60.0 million ($46.9 million at December 31, 2012).

i.	Cash drawn under Tranche A of the revolving facility: At December 31, 2013, we did not have any borrowings outstanding on Tranche A of our Revolving Facility. We had $35.0 million in borrowings outstanding at December 31, 2012 under the Revolving Facility drawn against our previous credit facility. We did not use the Revolving Facility during the three months ended December 31, 2013. The average amount of our borrowing on the Revolving Facility drawn on our previous credit facility for the three months ended December 31, 2012 was $47.2 million at an average interest rate of 8%.

During the year ended December 31, 2013, we used our Revolving Facility drawn against the previous credit facility to finance our working capital requirements. The average amount of our borrowing on the Revolving Facility was $22.7 million with a weighted average interest rate of 7.9% ($44.3 million and $32.7 million, respectively, for the years ended December 31, 2012 and 2011, at an average rate of 7.7% and 6.32%, respectively). The maximum end of month balance for any single month during the year ended December 31, 2013 was $65.0 million.

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The average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three months and year periods, respectively.

ii.	Letters of credit drawn under the revolving facility: As of December 31, 2013, we had issued $3.1 million ($3.1 million at December 31, 2012 and $22.0 million at December 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at December 31, 2013, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60-day prior written notice to request any change in their letter of credit requirements.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2013 for our ongoing operations.

					Payments due by fiscal year
(dollars in thousands)	Total	2014	2015	2016	2017	2018 and thereafter
Series 1 Debentures	$75,000	$—	$—	$—	$75,000	$—
Capital leases (including interest)	47,401	17,249	16,176	11,735	2,241	—
Equipment and building operating leases	58,143	19,468	8,161	4,643	4,465	21,406
Supplier contracts	3,709	3,709	—	—	—	—
Total contractual obligations	$184,253	$40,426	$24,337	$16,378	$81,706	$21,406

The buyout of the operating leases related to the sale of contract-related assets to Canadian Natural, discussed under the “Significant Business Event – Debt and Equity Restructuring” section of this MD&A did not reduce the future contractual obligations reported under “Equipment and building operating leases” in this table as the contract-related operating leases are scheduled to be bought out at the expiry of their lease terms.

For a discussion on term facilities and revolving facility see “Liquidity – Credit facilities”, above and for a discussion on Series 1 Debentures see “Securities, Rights Plans and Agreements – 9.125% Series 1 Debentures”, below.

Off-balance sheet arrangements

We have no off-balance sheet arrangements at this time.

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

On December 19, 2013 we completed the purchase and subsequent cancellation of 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized claims from our recent business divestments (the “Purchase Program”). The common voting shares purchased under the Purchase Program represented approximately 5% of our issued and outstanding voting common shares, leaving a balance of 34,715,236 shares outstanding as of December 19, 2013.

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

As at February 14, 2014, there were 34,792,036 voting common shares outstanding (34,746,236 at December 31, 2013). We had no non-voting common shares outstanding on any of the foregoing dates.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Series 1 Debentures”) for gross proceeds of $225.0 million.

As discussed in “Significant Business Events – Partial Purchase / Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017”, in August 2013, we purchased $8.1 million of the aggregate principal under the Net Proceeds Offer and redeemed $141.9 million of aggregate principal from the partial proceeds of the Piling sale. These two transactions left a $75.0 million balance outstanding on our Series 1 Debentures.

The Series 1 Debentures are rated B- by Standard & Poor’s (see “Debt Ratings”).

For a more detailed discussion of our 9.125% Series 1 Debentures, the Net Proceeds Offer and the redemption, see “Description of Securities and Agreements – 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Debt Ratings

On May 31, 2013, Standard and Poor’s Ratings Services (“S&P”)7 reaffirmed its previous ratings of our long-term corporate credit at ‘B-‘ and the senior unsecured debt rating at ‘B-’. S&P upgraded its outlook on the corporate rating to ‘stable’ and reaffirmed the recovery rating on our Series 1 Debentures at ‘4’.

For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.

Related Parties

Advisory Agreements

From the time of our initial public offering in November of 2006 to June 26, 2013, Perry Partners, L.P. and Perry Partners International, Inc. (together, “Perry”) was our Sponsor. As a Sponsor, Perry had an Advisory Services Agreement with us under which Perry was entitled to receive reports, financial data and other information and we were entitled to receive consulting services relating to our operations, affairs and finances. No fee was charged by Perry for such consulting and advisory services. On June 26, 2013, we entered into an agreement with Perry terminating Perry’s Advisory Services Agreement.

We may terminate a significant shareholder’s letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2013 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

7 Standard and Poor’s Ratings Services (S&P), a division of The McGraw-Hill Companies, Inc.

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Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2013, we applied the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2013, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in the 1992 Internal Control-Integrated Framework issued by the COSO.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2013.

Critical Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•

Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used to value free standing and embedded derivatives and other financial instruments;

•	Assumptions used in periodic impairment testing; and

•

Estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies, including ours. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition policy

•	Property, plant and equipment policy

•	Allowance for doubtful accounts receivable policy

•	Goodwill impairment policy

•	Financial instruments policy

•	Foreign currency translation policy

•	Discontinued operations

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2013 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

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Accounting Pronouncements

Recently adopted

•	Offsetting Assets and Liabilities

¡

We adopted this Accounting Standards Update (“ASU”) effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

•	Intangibles – Goodwill and other

¡	We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.

•	Comprehensive income

¡	We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.¿

Not Yet Adopted

•	Income taxes

¡	This ASU will be effective commencing January 1, 2014. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the “Accounting pronouncements recently adopted” and “Recent accounting pronouncements not yet adopted” sections of our Consolidated Financial Statements for the year ended December 31, 2013 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as ‘believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks, uncertainties and assumptions is based on a number of assumptions that may prove to be incorrect:

1.	The expectation that we may receive up to $92.5 million in additional proceeds over the next three years in connection with the Piling sale, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.

2.	The anticipation that the Purchaser will continue to grow the piling business, resulting in the payment of some or all of the contingent proceeds.

3.	The expectation that the partial Series 1 Debentures retirement will reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.

4.	We have estimated our remaining backlog on our Canadian Natural contract at the Horizon mine at $145.8 million at December 31, 2013.

5.	The expectation of performing $202.1 million of our combined backlog within the next twelve months ending December 31, 2014.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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6.	The expectation that operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under our new five year master services agreement and the expectation of comparable activity levels supporting production efforts at the Horizon, Base Plant , Millennium, and Steepbank mines and site development efforts at the Joslyn mine.

7.	Our belief that we are well positioned to respond to changing market conditions, while maintaining profitability levels.

8.	Our belief that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Revolving Facility.

9.	Our belief that cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our requirements for capital expenditure.

10.	Our belief that accounting pronouncements recently adopted or yet to be adopted, as discussed herein, will not have a material impact on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.	That the Purchaser will meet the prescribed Consolidated EBITDA thresholds over the next three years, thus allowing us to realize the contingent proceeds of the Piling Sale.

2.	That work will continue to be required under the contract with Canadian Natural.

3.	That work will continue to be required under our master services agreements with various customers;

4.	The demand for construction services remaining strong;

5.	The continuing development of new mines and the expansion of existing mines;

6.	That we will realize all of our backlog;

7.	Our customers’ ability to pay in timely fashion;

8.	Our ability to successfully resolve all claims and unsigned change orders with our customers;

9.	The oil sands continuing to be an economically viable source of energy;

10.	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

11.	The continuing construction of the southern and western pipelines;

12.	Our ability to benefit from increased construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

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13.	Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

14.	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

15.	Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

16.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

Business Risk Factors

•

There can be no certainty that any or all of the contingent consideration from the sale of the Piling business will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

•	Anticipated new major capital projects in the oil sands may not materialize.

•

Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write down in future periods.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•

Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•	Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely affect our financial condition

•	A significant amount of our revenue is generated by providing construction services.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

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•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.

•

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Significant labour disputes could adversely affect our business.

For further information on risks, including “Quantitative and Qualitative Disclosure about Market Risk”, “Business Risk Factors”, “Risk Factors Related to Our Common Shares”, and “Risk Factors Related to our Debt Securities” please refer to the “Forward-Looking Information, Assumptions and Risk Factors – Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

I. GENERAL MATTERS

Experts

KPMG LLP are our auditors and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Additional Information

Our corporate office has been re-located Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 19, 2014, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

34	2014 Annual Report

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Report of Independent Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2013. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Martin Ferron President and Chief Executive Officer February 19, 2014	David Blackley Chief Financial Officer February 19, 2014

2014 Annual Report	35

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

36	2014 Annual Report

NOA

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 19, 2014, expressed an unmodified opinion on those consolidated financial statements.

Chartered Accountants

Edmonton, Canada

February 19, 2014

2014 Annual Report	37

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2013 and 2012 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

38	2014 Annual Report

NOA

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2014 expressed an unmodified opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

February 19, 2014

2014 Annual Report	39

NOA

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2013	2012
Assets
Current assets
Cash	$13,742	$1,164
Accounts receivable, net (note 5 and 16(d))	70,177	152,810
Unbilled revenue (note 6)	32,168	80,223
Inventories (note 7)	5,907	10,838
Prepaid expenses and deposits (note 8)	2,152	4,198
Assets held for sale (note 9 and 16(a))	52	251
Deferred tax assets (note 10)	3,678	4,396

	127,876	253,880
Property, plant and equipment, net (note 11)	277,975	332,252
Other assets (note 12(a))	12,130	17,510
Goodwill (note 13)	—	32,901
Deferred tax assets (note 10)	27,660	56,814

Total Assets	$445,641	$693,357

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$48,438	$109,577
Accrued liabilities (note 14)	15,655	16,273
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	6,357	9,755
Current portion of long term debt (note 15(a))	14,996	25,910
Current portion of derivative financial instruments (note 16(a))	—	3,586
Deferred tax liabilities (note 10)	8,036	19,082

	93,482	184,183
Long term debt (note 15(a))	103,299	310,925
Derivative financial instruments (note 16(a))	—	2,965
Other long term obligations (note 17(a))	7,207	4,788
Deferred tax liabilities (note 10)	49,818	57,939

	253,806	560,800

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2013 – 34,746,236 (December 31, 2012 – 36,251,006)) (note 18(a))	290,517	304,908
Additional paid-in capital	14,750	10,292
Deficit	(113,432)	(182,616)
Accumulated other comprehensive loss	—	(27)

	191,835	132,557

Total liabilities and shareholders’ equity	$445,641	$693,357

Commitments (note 19)
Contingencies (note 20)

Approved on behalf of the Board

/s/ Ronald A. McIntosh Ronald A. Mclntosh, Director	/s/ Allen R. Sello Allen R. Sello, Director

See accompanying notes to consolidated financial statements.

40	2014 Annual Report

Consolidated Statements of Operations and

Comprehensive Income (loss)

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2013	2012
Revenue	$470,484	$595,422
Project costs	180,348	278,266
Equipment costs	184,931	204,475
Equipment operating lease expense	22,975	43,286
Depreciation	36,491	45,365

Gross profit	45,739	24,030
General and administrative expenses	39,901	42,579
Loss on disposal of property, plant and equipment	3,033	1,837
Loss (gain) on disposal of assets held for sale (note 9)	2,212	(90)
Amortization of intangible assets (note 12(b))	3,276	3,686
Equity in earnings of unconsolidated joint venture	—	(846)

Operating loss before the undernoted	(2,683)	(23,136)
Interest expense (note 21)	21,697	23,540
Foreign exchange (gain) loss	(156)	119
Unrealized gain on derivative financial instruments (note 16(a))	(6,551)	(4,017)
Loss on debt extinguishment (note 15(d))	6,476	—

Loss from continuing operations before income taxes	(24,149)	(42,778)
Income tax (note 10):
Current (benefit) expense	(2,438)	1,030
Deferred benefit	(3,664)	(11,312)

Net loss from continuing operations	(18,047)	(32,496)
Income from discontinued operations, net of tax (note 22)	87,231	18,823

Net income (loss)	69,184	(13,673)
Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	27	(32)

Comprehensive income (loss)	69,211	(13,705)

Per share information from continuing operations
Net loss – basic (note 18)	$(0.50)	$(0.90)
Net loss – diluted (note 18)	$(0.50)	$(0.90)
Per share information from discontinued operations
Net income – basic (note 18)	$2.41	$0.52
Net income – diluted (note 18)	$2.39	$0.52
Per share information
Net income (loss) – basic (note 18)	$1.91	$(0.38)
Net income (loss) – diluted (note 18)	$1.89	$(0.38)

See accompanying notes to consolidated financial statements.

2014 Annual Report	41

NOA

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2011	$304,896	$7,618	$(168,943)	$5	$143,576
Net loss	—	—	(13,673)	—	(13,673)
Unrealized foreign currency translation loss	—	—	—	(32)	(32)
Share option plan	—	1,327	—	—	1,327
Stock award plan	—	47	—	—	47
Exercised stock options	12	(5)	—	—	7
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	1,453	—	—	1,453

Balance at December 31, 2012	$304,908	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	69,184	—	69,184
Unrealized foreign currency translation gain	—	—	—	27	27
Share option plan	—	981	—	—	981
Exercised stock options	1,742	(567)	—	—	1,175
Share purchase program	(16,133)	4,393	—	—	(11,740)
Senior executive stock option plan	—	(349)	—	—	(349)

Balance at December 31, 2013	$290,517	$14,750	$(113,432)	$—	$191,835

See accompanying notes to consolidated financial statements.

42	2013 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2013	2012
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(18,047)	$(32,496)
Adjustments to reconcile to net cash from operating activities:
Depreciation	36,491	45,365
Equity in earnings of unconsolidated joint venture	—	(846)
Amortization of intangible assets (note 12(b))	3,276	3,686
Amortization of deferred lease inducements (note 17(b))	(107)	(108)
Amortization of deferred financing costs (note 12(c))	4,326	1,623
Loss on disposal of property, plant and equipment	3,033	1,837
Loss (gain) on disposal of assets held for sale (note 9)	2,212	(90)
Unrealized gain on derivative financial instruments (note 16(a))	(6,551)	(4,017)
Loss on debt extinguishment (note 15(d))	6,476	—
Stock-based compensation expense (note 23(a))	6,193	530
Cash settlement of restricted share unit plan (note 23(d))	(727)	(1,677)
Cash settlement of directors’ deferred share unit plan (note 23(e))	(968)	(175)
Settlement of stock award plan (note 23(f))	—	(148)
Accretion of asset retirement obligation (note 17(c))	46	42
Deferred income tax (benefit) (note 10)	(3,664)	(11,312)
Net changes in non-cash working capital (note 24(b))	25,499	84,961

	57,488	87,175

Investing activities:
Purchase of property, plant and equipment	(31,351)	(54,087)
Additions to intangible assets (note 12(b))	(2,826)	(4,305)
Proceeds on the wind up of unconsolidated joint venture	—	2,170
Proceeds on disposal of property, plant and equipment	3,978	8,806
Proceeds on disposal of assets held for sale	3,106	1,937

	(27,093)	(45,479)

Financing activities:
Repayment of credit facilities	(234,684)	(386,658)
Increase in credit facilities	172,396	350,000
Financing costs (note 12(c))	(2,789)	(439)
Redemption of Series 1 Debentures (note 15(d))	(156,476)	—
Proceeds from stock options exercised (note 23(b))	1,175	7
Share purchase program (note 18(c))	(11,740)	—
Repayment of capital lease obligations	(14,030)	(8,520)

	(246,148)	(45,610)

Decrease in cash from continuing operations	(215,753)	(3,914)

Cash provided by (used in) discontinued operations (note 22)
Operating activities	45,739	(1,894)
Investing activities	182,836	5,927
Financing activities	(271)	(720)

	228,304	3,313

Increase (decrease) in cash	12,551	(601)
Effect of exchange rate on changes in cash	27	(32)
Cash, beginning of year	1,164	1,797

Cash, end of year	$13,742	$1,164

Supplemental cash flow information (note 24(a))

See accompanying notes to consolidated financial statements.

2014 Annual Report	43

NOA

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned subsidiaries of NACHI:

•	North American Caisson Ltd.

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Maintenance Ltd.

•	North American Mining Inc.

•	North American Pile Driving Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Tailings and Environmental Ltd.

•	Drillco Foundation Co. Ltd.

•	1565388 Alberta Ltd.

•	1565401 Alberta Ltd.

•	1753514 Alberta Ltd.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized to the extent contract remedies are unavailable in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

44	2014 Annual Report

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

2014 Annual Report	45

NOA

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and unbilled revenue

Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, job materials, manufacturing raw materials and finished goods. Finished goods cost includes raw materials, labour and a reasonable allocation of appropriate overhead costs.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

46	2014 Annual Report

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is assessed for impairment quarterly or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.

m) Intangible assets

Intangible assets include:

•	Customer relationships and backlog, which are being amortized over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of between five and ten years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements;

•	capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years; and

•	patents, which are being amortized on a straight-line basis over estimated useful lives of up to six years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the cost incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

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•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

r) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company used derivative financial instruments to manage financial risks from fluctuations in exchange rates. These instruments included embedded price escalation features in supplier contracts. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

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u) Stock-based compensation

The Company has a Share Option Plan which is described in note 23(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Senior Executive Stock Option Plan which is described in note 23(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 23(d). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of the three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

The Company has a Director’s Deferred Stock Unit (“DDSU”) Plan which is described in note 23(e). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the unit and is recorded as a charge to operating income when issued. Subsequent changes in the Company’s payment obligation after issuing the unit and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

The Company had a Stock Award Plan which is described in note 23(f). The stock awards were settled at the Company’s option, either by the issuance of equity instruments if all necessary shareholder approvals and regulatory approvals are obtained or by cash payment. Compensation cost was measured using the market price of the Company’s common shares at the grant date and was expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital.

v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 18(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.

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x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the Debentures and the Revolving and Term Facilities are amortized over the term of the related debt using the effective interest method.

y) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

z) Discontinued operations

As of December 31, 2013, the Company has divested certain of its business operations. These businesses are presented as discontinued operations in the Company’s Consolidated Statement of Operations and Comprehensive Loss and, collectively, are included in the line item “Income from discontinued operations, net of tax” for all periods presented. The cash flows from discontinued operations are included in the “Cash provided by (used in) discontinued operations” section of the Consolidated Statement of Cash Flows for all periods presented. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.

3. Accounting pronouncements recently adopted

a) Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

b) Intangibles – Goodwill and other

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

c) Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under this standard, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard does not change the current requirements for reporting net income or other comprehensive income in the financial statements. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

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4. Recent accounting pronouncements not yet adopted

a) Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU will be effective commencing January 1, 2014. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

5. Accounts receivable

	December 31, 2013	December 31, 2012

Accounts receivable – trade	$59,309	$118,509
Accounts receivable – holdbacks	9,055	33,352
Income and other taxes receivable	12	420
Accounts receivable – other	1,801	714
Allowance for doubtful accounts (note 16(d))	—	(185)

	$70,177	$152,810

Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. As of December 31, 2013 there were $nil holdback balances (December 31, 2012 – $2,597) which relate to contracts whereby the normal operating cycle is greater than one year and therefore are not expected to be collected within one year.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2013	December 31, 2012

Costs incurred and estimated earnings on uncompleted contracts	$533,837	$404,323
Less billings to date	(508,026)	(367,378)

	$25,811	$36,945

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2013	December 31, 2012

Unbilled revenue	$32,168	$80,223
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(6,357)	(9,755)

	$25,811	$70,468

Unbilled revenue related to discontinued operations amounted to $nil (December 31, 2012 – $33,523).

An amount of $14,381 (December 31, 2012 – $16,733) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

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7. Inventories

	December 31, 2013	December 31, 2012

Spare tires	$5,907	$5,195
Job materials	—	1,072
Manufacturing raw materials	—	2,609
Finished goods	—	1,962

	$5,907	$10,838

8. Prepaid expenses and deposits

Current:

	December 31, 2013	December 31, 2012
Prepaid insurance and deposits	$1,076	$2,075
Prepaid lease payments	880	1,771
Prepaid interest	196	352

	$2,152	$4,198

Long term:
	December 31, 2013	December 31, 2012
Prepaid lease payments (note 12(a))	$1,274	$97

9. Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments.

During the year ended December 31, 2013, impairment of equipment assets held for sale amounting to $3,097 has been included in depreciation expense in the Consolidated Statements of Operations (2012 – $8,622). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The loss on disposal of equipment assets held for sale was $2,212 for the year ended December 31, 2013 (2012 – gain of $90).

10. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2013	2012
Loss from continuing operations before income taxes	$(24,149)	$(42,778)
Tax rate	25.26%	25.12%

Expected benefit	$(6,101)	$(10,746)
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	(209)	160
Income tax adjustments and reassessments	(249)	407
Non deductible portion of capital losses	69	(137)
Stock-based compensation	315	112
Other	73	(78)

Income tax benefit	$(6,102)	$(10,282)

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Classified as:

Year ended December 31,	2013	2012
Current income tax (benefit) expense	$(2,438)	$1,030
Deferred income tax benefit	(3,664)	(11,312)

	$(6,102)	$(10,282)

The deferred tax assets and liabilities are summarized below:

	December 31, 2013	December 31, 2012
Deferred tax assets:
Non-capital losses	$39,604	$54,086
Deferred financing costs	1,709	—
Derivative financial instruments	—	1,646
Billings in excess of costs on uncompleted contracts	1,606	2,451
Capital lease obligations	10,914	12,462
Deferred lease inducements	91	114
Stock-based compensation	1,880	1,001
Other	409	510

	$56,213	$72,270

	December 31, 2013	December 31, 2012
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$5,338	$12,097
Assets held for sale	13	63
Accounts receivable – holdbacks	2,308	8,379
Property, plant and equipment	56,945	67,257
Deferred financing costs	—	277
Intangible assets	—	8
Deferred partnership income	18,125	—

	$82,729	$88,081

Net deferred income tax liability	$(26,516)	$(15,811)

Classified as:

	December 31, 2013	December 31, 2012
Current asset	$3,678	$4,396
Long term asset	27,660	56,814
Current liability	(8,036)	(19,082)
Long term liability	(49,818)	(57,939)

	$(26,516)	$(15,811)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdictions, five provincial jurisdictions and Colombia. Prior to the sale of piling assets and liabilities, the Company filed income tax returns in the US federal and Indiana, Oklahoma and Texas state jurisdictions. For years before 2007, the Company is no longer subject to Canadian federal or provincial examinations.

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The Company has a full valuation allowance against capital losses in deferred tax assets of $962 as at December 31, 2013 (2012 – $962). At December 31, 2013, the Company has non-capital losses for income tax purposes of $156,784 which predominately expire after 2026 as follows:

December 31, 2013
2026	$283
2027	—
2028	13,676
2029	1
2030	21,368
2031	40,830
2032	55,160
2033	25,466

$156,784

11. Property, plant and equipment

December 31, 2013	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$251,872	$96,038	$155,834
Major component parts in use	60,484	23,472	37,012
Other equipment	27,594	11,511	16,083
Licensed motor vehicles	25,911	22,474	3,437
Office and computer equipment	13,846	11,882	1,964
Buildings	4,691	2,650	2,041
Leasehold improvements	9,946	6,187	3,759
Assets under capital lease	72,627	14,782	57,845

	$466,971	$188,996	$277,975

December 31, 2012	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$321,976	$113,373	$208,603
Major component parts in use	59,538	22,543	36,995
Other equipment	37,684	18,127	19,557
Licensed motor vehicles	32,010	25,333	6,677
Office and computer equipment	13,122	10,630	2,492
Buildings	3,541	3,096	445
Land	166	—	166
Leasehold improvements	9,743	5,656	4,087
Assets under capital lease	64,901	11,671	53,230

	$542,681	$210,429	$332,252

Assets under capital lease are comprised predominately of heavy equipment and licensed motor vehicles.

During the year ended December 31, 2013, additions to property, plant and equipment included $13,812 of assets that were acquired by means of capital leases (2012 – $53,774). Depreciation of equipment under capital lease of $6,694 (2012 – $7,539) was included in depreciation expense for continuing operations in the current year.

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12. Other assets

a) Other assets are as follows:

	December 31, 2013	December 31, 2012

Prepaid lease payments (note 8)	$1,274	$97
Intangible assets (note 12(b))	7,043	12,063
Deferred financing costs (note 12(c))	3,813	5,350

	$12,130	$17,510

b) Intangible assets

December 31, 2013	Cost	Accumulated Amortization	Net Book Value
Other intangible assets	$350	$350	$—
Internal-use software	22,713	15,670	7,043

	$23,063	$16,020	$7,043

December 31, 2012	Cost	Accumulated Amortization	Net Book Value
Customer relationships and backlog	$4,442	$1,960	$2,482
Other intangible assets	2,364	1,523	841
Internal-use software	19,887	12,425	7,462
Patents	2,017	739	1,278

	$28,710	$16,647	$12,063

During the year ended December 31, 2013, the Company capitalized $2,826 (2012 – $4,305) related to internally developed computer software.

Amortization of intangible assets for the year ended December 31, 2013 was $3,276 (2012 – $3,686). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2014	$3,003
2015	2,198
2016	1,255
2017	587

$7,043

c) Deferred financing costs

December 31, 2013	Cost	Accumulated Amortization	Net Book Value

Revolving Facilities	$6,881	$5,994	$887
Series 1 Debentures	8,655	5,729	2,926

	$15,536	$11,723	$3,813

December 31, 2012	Cost	Accumulated Amortization	Net Book Value

Term and Revolving Facilities	$5,861	$5,233	$628
Series 1 Debentures	6,886	2,164	4,722

	$12,747	$7,397	$5,350

During the year ended December 31, 2013, financing fees of $1,020 were incurred in connection with modifications made to the amended and restated credit agreement (2012 – $439) (note 15(b)). During the year ended December 31, 2013, financing fees of $1,769 were incurred in connection with the Series 1 Debentures (2012 – $nil) (note 15(d)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the credit agreement and the Series 1 Debentures, respectively.

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Amortization of deferred financing costs included in interest expense for the year ended December 31, 2013 was $4,326 (2012 – $1,623). Upon the partial redemption of the Series 1 Debentures on July 22, 2013, a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $2,737 were expensed and included in amortization of deferred financing costs (note 15(d)).

13. Goodwill

The Company’s goodwill related to the piling business. The full amount of the goodwill was included in the carrying amount of the Piling business in determining the gain on the disposal (note 22(b)).

14. Accrued liabilities

	December 31, 2013	December 31, 2012

Accrued interest payable	$1,836	$4,758
Payroll liabilities	11,970	9,423
Liabilities related to equipment leases	190	760
Income and other taxes payable	1,659	1,332

	$15,655	$16,273

15. Long term debt

a) Long term debt is as follows:

Current:

	December 31, 2013	December 31, 2012

Credit facilities (note 15(b))	$—	$12,855
Capital lease obligations (note 15(c))	14,996	13,055

	$14,996	$25,910

Long term:
	December 31, 2013	December 31, 2012

Credit facilities (note 15(b))	$—	$49,433
Capital lease obligations (note 15(c))	28,299	36,492
Series 1 Debentures (note 15(d))	75,000	225,000

	$103,299	$310,925

b) Credit Facilities
	December 31, 2013	December 31, 2012

Term A Facility	$—	$18,139
Term B Facility	—	9,107

Total Term Facilities	$—	$27,246
Revolving Facility	—	35,042

Total credit facilities	$—	$62,288
Less: current portion of Term Facilities	—	(12,855)

	$—	$49,433

During the year ended December 31, 2013, the Company repaid the balance of the Term A and B Facilities under the Fourth Amending Agreement with net proceeds from asset sales. On October 9, 2013 the Company signed a three year Fifth Amended and Restated Credit Agreement (the “Facility”) with its existing banking syndicate, replacing the Fourth Amended and Restated Credit Agreement. The Facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. The Facility allows borrowing of up to $85.0 million, broken into two tranches. Tranche A will support both borrowing under the Revolving Facility and letters of credit up to $60.0 million and Tranche B will allow up to $25.0 million in letters of credit.

As of December 31, 2013, there were $nil outstanding borrowings under Tranche A of the Revolving Facility and there were $3.1 million of issued and undrawn letters of credit under Tranche B of the Revolving Facility. As of December 31, 2012, the Company had outstanding borrowings of $27.2 million under the Term Facilities and $35.0 million under the Revolving Facility and had issued $3.1 million in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. At December 31, 2013, the Company’s unused borrowing availability under the Revolving Facility was $60.0 million.

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The amended Facility provides a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00 and a Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00. As at December 31, 2013, the Company was in compliance with the covenants.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance.

c) Capital lease obligations

The Company’s capital leases primarily relate to heavy equipment and licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2014	$17,249
2015	16,176
2016	11,735
2017	2,241

Subtotal:	$47,401
Less: amount representing interest	(4,106)

Present value of minimum lease payments	$43,295
Less: current portion	(14,996)

Long term portion	$28,299

d) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company is required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.

The Company made an offer to purchase $170.0 million of the Series 1 Debentures at par plus accrued and unpaid interest (the “Net Proceeds Offer”) amount. The offer expired on August 21, 2013, pursuant to which $8.1 million of aggregate principal amount of notes were tendered to the offer and $0.3 million in accrued and unpaid interest was paid. Subsequent to the Net Proceeds Offer, the Company redeemed $150.0 million of the Series 1 Debentures, less the amount of Series 1 Debentures tendered under the Net Proceeds Offer. Holders of record at the close of business on August 23, 2013 had their Series 1 Debentures redeemed on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. On August 27, 2013, the Company redeemed $141.9 million of aggregate principal amount of notes, paid $5.0 million of accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.

16. Financial instruments and risk management

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

2014 Annual Report	57

NOA

The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facilities are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $nil at December 31, 2013 and $62.3 million at December 31, 2012 (note 15(b)), the fair value of amounts due under the Revolving Facilities as at December 31, 2013 and the Term and Revolving Facilities at December 31, 2012 are not significantly different than their carrying value.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$43,295	$39,508	$49,547	$43,906
Series 1 Debentures (ii)	75,000	77,813	225,000	200,110

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.

a) Fair value measurements

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The fair values of the Company’s embedded derivatives were based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling included option pricing models and discounted cash flow analysis, using observable market based inputs including foreign currency rates, implied volatilities and discount factors to estimate fair value. The Company considered its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as futures prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the effect of such variations could be material.

At December 31, 2013, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 2 under the fair value hierarchy. In the prior year, the Company used observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, these fair value measurements are classified as Level 2 of the fair value hierarchy. Financial assets and liabilities measured at fair value net of accrued interest on a recurring basis, all of which are classified as Derivative financial instruments on the Consolidated Balance Sheets are summarized below:

December 31, 2012	Carrying Amount

Embedded price escalation features in certain long term supplier contracts	$6,551
Less: current portion	(3,586)

$2,965

The unrealized gains on derivative financial instruments is comprised as follows:

Year ended December 31,	2013	2012

Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	$(6,551)	$(4,017)

58	2014 Annual Report

Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2013 and December 31, 2012 in the financial statements are summarized below:

	December 31, 2013		December 31, 2012
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$52	$(3,097)	$251	$(8,622)

Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 9) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facilities, varies as market interest rates change. At December 31, 2013, the Company held $nil of floating rate debt pertaining to its Credit Facilities (December 31, 2012 – $62.3 million) and accordingly our interest rate risk is immaterial.

The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

2014 Annual Report	59

NOA

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2013	2012
Customer A	29%	23%
Customer B	22%	22%
Customer C	18%	14%
Customer D	10%	10%
Customer E	2%	10%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2013 and December 31, 2012, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2013	December 31, 2012
Customer 1	28%	13%
Customer 2	26%	21%
Customer 3	17%	8%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2013	December 31, 2012
Trade accounts receivables	$68,364	$151,861
Other receivables	1,813	949

Total accounts receivable	$70,177	$152,810

Unbilled revenue	$32,168	$80,223

On a geographic basis as at December 31, 2013, 100% (December 31, 2012 – 92%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at December 31, 2013 and December 31, 2012, trade receivables are aged as follows:

	December 31, 2013	December 31, 2012
Not past due	$59,337	$81,752
Past due 1-30 days	3,948	38,487
Past due 31-60 days	1,538	14,142
More than 61 days	3,541	17,480

Total	$68,364	$151,861

60	2014 Annual Report

As at December 31, 2013, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2012 – $185) of which 100% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the December 31, 2013 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended December 31,	2013	2012
Opening balance	$185	$210
Payments received on provided balances	—	(1)
Current year allowance	365	—
Write-offs	—	(24)
Discontinued operations	(550)	—

Ending balance	$—	$185

17. Other long term obligations

a) Other long term obligations are as follows:

	December 31, 2013	December 31, 2012
Liabilities related to equipment leases	$—	$209
Deferred lease inducements (note 17(b))	359	466
Asset retirement obligation (note 17(c))	512	466
Senior executive stock option plan (note 23(c))	940	591
Restricted share unit plan (note 23(d))	3,667	1,742
Directors’ deferred stock unit plan (note 23(e))	3,662	2,070

	$9,140	$5,544
Less current portion of:
Restricted share unit plan (note 23(d))	(1,933)	(503)
Directors’ deferred share unit plan (note 23(e))	—	(253)

	$7,207	$4,788

b) Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2013	December 31, 2012
Balance, beginning of year	$466	$574
Amortization of deferred lease inducements	(107)	(108)

Balance, end of year	$359	$466

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2013	December 31, 2012
Balance, beginning of year	$466	$424
Accretion expense	46	42

Balance, end of year	$512	$466

2014 Annual Report	61

NOA

At December 31, 2013, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2012 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

18. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at December 31, 2011	36,249,086	$304,896
Issued upon exercise of stock options	1,920	7
Transferred from additional paid-in capital on exercise of stock options	—	5

Issued and outstanding at December 31, 2012	36,251,006	$304,908
Issued upon exercise of stock options	295,230	1,175
Transferred from additional paid-in capital on exercise of stock options	—	567
Retired through Share Purchase Program (note 18(c))	(1,800,000)	(16,133)

Issued and outstanding at December 31, 2013	34,746,236	$290,517

b) Net (loss) income per share

Year ended December 31,	2013	2012
Net loss from continuing operations	$(18,047)	$(32,496)
Net income from discontinued operations	87,231	18,823

Net income (loss)	$69,184	$(13,673)

Weighted average number of common shares	36,269,996	36,250,959

Basic per share information
Net loss from continuing operations	$(0.50)	$(0.90)
Net income from discontinued operations	2.41	0.52

Net income (loss)	$1.91	$(0.38)

Dilutive effect of stock options	342,957	—

Weighted average number of diluted common shares	36,612,953	36,250,959

Diluted per share information
Net loss from continuing operations	$(0.50)	$(0.90)
Net income from discontinued operations	2.39	0.52

Net income (loss)	$1.89	$(0.38)

For the year ended December 31, 2013, there were 863,414 stock options which were anti-dilutive (December 31, 2012 – 3,029,734 and 50,000 stock options and stock awards, respectively) and therefore were not considered in computing diluted earnings per share.

c) Share Purchase Program

Effective October 24, 2013, the Company commenced purchasing and subsequently canceling 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using funds from recent business divestments. The common voting shares purchased represented approximately 5% of the issued and outstanding voting common shares. During the year ended December 31, 2013, the Company retired 1,800,000 shares, resulting in a reduction of $16,133 to common stock and an increase to additional paid in capital of $4,393.

62	2014 Annual Report

19. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2014	$19,750
2015	8,321
2016	4,700
2017	4,465
2018 and thereafter	21,406

$58,642

Total contingent rentals on operating leases consisting principally of recovery charges in excess of minimum contracted amounts for the years ended December 31, 2013 and 2012 amounted to $249 and $1,912, respectively.

20. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

21. Interest expense

Year ended December 31,	2013	2012
Interest on capital lease obligations	$2,716	$1,326
Amortization of deferred financing costs	4,326	1,623
Interest on credit facilities	2,424	4,759
Interest on Series 1 Debentures	12,507	15,208

Interest on long term debt	$21,973	$22,916
Other interest (income) expense	(276)	624

	$21,697	$23,540

22. Discontinued operations

As part of its ongoing strategic evaluation of operations, the Company sold its pipeline related assets and piling related assets and liabilities and discontinued the operations of these businesses. Prior to this decision, the Company had two reportable business segments consisting of Heavy Construction and Mining and Commercial and Industrial Construction. The Commercial and Industrial Construction segment was comprised of pipeline and piling operations. The operations of the discontinued Commercial and Industrial Construction segment are summarized in this note.

a) Pipeline

On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline related assets for total consideration of $16,250. The selling costs were $781 rendering net proceeds of $15,469. The Company does not have any significant continuing involvement in the operations of pipeline. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations.

2014 Annual Report	63

NOA

The results of pipeline discontinued operations are summarized as follows:

Year ended December 31,	2013	2012

Revenue	$—	$84,399
Project costs	1,321	93,442
Depreciation	—	556

Gross loss	$(1,321)	$(9,599)
General and administrative expenses	312	1,277
Loss (gain) on disposal of property, plant and equipment	63	(438)
Recovery of previously expensed tools, supplies and equipment parts	—	(1,095)
Gain on sale of inventory	(46)	(668)

Operating loss	$(1,650)	$(8,675)
Interest expense	—	962

Loss before income taxes	$(1,650)	$(9,637)
Deferred income tax benefit	(510)	(2,003)

Net loss from discontinued operations	$(1,140)	$(7,634)

Cash (used in) provided by the pipeline discontinued operations is summarized as follows:

Year ended December 31,	2013	2012

Operating activities	$(1,587)	$(8,267)
Investing activities	—	11,197

	$(1,587)	$2,930

b) Piling

On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses, for proceeds of $227,500. The selling and disposal costs were $8,102 rendering net proceeds of $219,392. The terms of the agreement entitle the Company to additional proceeds of up to $92,500 over the next three years, contingent on the Purchaser achieving certain “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the piling business EBITDA targets are achieved. The assets and liabilities being sold were classified as held for sale on the Consolidated Balance Sheets prior to the close of the sale. For all periods presented, the results of piling operations and cash flows are included in discontinued operations. The Company does not have any significant continuing involvement in piling operations.

The following table summarizes the transaction:

Proceeds	$227,500
Working capital adjustment	(5,863)
Capital lease liability	5,869
Selling and disposal costs	8,102

Net proceeds	$219,392
Non-cash working capital	33,699
Property, plant and equipment, net	56,377
Intangibles	4,219
Goodwill	32,901
Capital lease obligation	(5,869)

Net gain	$98,065

64	2014 Annual Report

The results of piling discontinued operations are summarized as follows:

Year ended December 31,	2013	2012

Revenue	$98,735	$242,106
Project costs	79,472	178,970
Equipment operating lease expense	1,242	2,315
Depreciation	706	3,706

Gross profit	$17,315	$57,115
General and administrative expenses	6,857	12,518
Amortization of intangible assets	351	1,410
Gain on disposal of piling assets and liabilities	(98,065)	—

Operating income	$108,172	$43,187
Interest expense	4,758	7,557

Income before income taxes	$103,414	$35,630
Current income tax expense	164	—
Deferred income tax expense	14,879	9,173

Net income from discontinued operations	$88,371	$26,457

Cash provided by (used in) the piling discontinued operations is summarized as follows:

Year ended December 31,	2013	2012

Operating activities	$47,326	$6,373
Investing activities	182,836	(5,270)
Financing activities	(271)	(720)

	$229,891	$383

23. Stock-based compensation a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2013	2012
Share option plan (note 23(b))	$981	$1,327
Restricted share unit plan (note 23(d))	2,652	(297)
Directors’ deferred stock unit plan (note 23(e))	2,560	(547)
Stock award plan (note 23(f))	—	47

	$6,193	$530

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

2014 Annual Report	65

NOA

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2011	1,864,434	8.78
Granted	1,517,400	2.83
Exercised(i)	(1,920)	(3.69)
Forfeited	(350,180)	(9.65)

Outstanding at December 31, 2012	3,029,734	5.70
Granted	177,400	5.91
Exercised(i)	(295,230)	(3.98)
Forfeited	(698,624)	(7.12)

Outstanding at December 31, 2013	2,213,280	5.51

(i)	All stock options exercised resulted in new common shares being issued (note 18(a));

Cash received from option exercises for the year ended December 31, 2013 was $1,175 (2012 – $7). The total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, for the years ended December 31, 2013 and 2012 was $524 and $5, respectively.

The following table summarizes information about stock options outstanding at December 31, 2013:

Options outstanding				Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	414,440	8.5 years	$2.75	46,440	8.3 years	$2.75
$2.79	680,000	8.5 years	$2.79	80,000	8.5 years	$2.79
$3.69	68,100	4.2 years	$3.69	68,100	4.2 years	$3.69
$4.90	40,000	8.3 years	$4.90	8,000	8.3 years	$4.90
$5.00	221,760	1.6 years	$5.00	221,760	1.6 years	$5.00
$5.91	177,400	10.0 years	$5.91	—	—	—
$6.56	118,860	7.0 years	$6.56	56,520	6 years	$6.56
$8.28	60,000	5.5 years	$8.28	48,000	5.5 years	$8.28
$8.58	30,000	6.7 years	$8.58	18,000	6.7 years	$8.58
$9.33	84,460	5.3 years	$9.33	54,540	5.5 years	$9.33
$10.13	82,780	6.2 years	$10.13	55,860	5.8 years	$10.13
$13.21	75,000	4.0 years	$13.21	75,000	4 years	$13.21
$13.50	82,720	3.7 years	$13.50	82,720	3.7 years	$13.50
$16.46	50,000	4.3 years	$16.46	50,000	4.3 years	$16.46
$16.75	27,760	2.7 years	$16.75	27,760	2.7 years	$16.75

	2,213,280	6.9 years	$5.51	892,700	4.5 years	$8.00

At December 31, 2013, the weighted average remaining contractual life of outstanding options is 6.9 years (March 31, 2012 – 7.3 years). The fair value of options vested during the year ended December 31, 2013 was $1,278 (December 31, 2012 – $1,436). At December 31, 2013, the Company had 892,700 exercisable options (December 31, 2012 – 1,106,274) with a weighted average exercise price of $8.00 (December 31, 2012 – $8.59).

At December 31, 2013, the total compensation costs related to non-vested awards not yet recognized was $1,762 (December 31, 2012 – $2,983) and these costs are expected to be recognized over a weighted average period of 3.2 years (December 31, 2012 – 3.7 years).

66	2014 Annual Report

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended December 31,	2013	2012
Number of options granted	177,400	1,517,400
Weighted average fair value per option granted ($)	3.73	1.88
Weighted average assumptions:
Dividend yield	N/A	N/A
Expected volatility	69.11%	74.52%
Risk-free interest rate	1.91%	1.02%
Expected life (years)	6.2	6.4

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour.

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in 550,000 stock options (senior executive stock options) changing classification from equity to a long term liability. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Previously recognized compensation cost related to the senior executive stock option plan of $2,237 was transferred from additional paid-in capital to the senior executive stock option liability on the modification date. The fair value of the compensation liability is calculated using the Black-Scholes model at each period end. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

The weighted average assumptions used in estimating the fair value of the fully vested senior executive stock options as at December 31, 2013 and 2012 are as follows:

Year ended December 31,	2013	2012
Number of senior executive stock options	550,000	550,000
Weighted average fair value per option granted ($)	1.71	1.08
Weighted average assumptions:
Dividend yield	N/A	N/A
Expected volatility	39.12%	72.78%
Risk-free interest rate	0.22%	0.29%
Expected life (years)	1.4	2.4

d) Restricted share unit plan

Restricted Share Units (“RSUs”) are granted each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.

Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

2014 Annual Report	67

NOA

Number of units

Outstanding at December 31, 2011	1,209,832
Granted	625,405
Settled	(345,679)
Forfeited	(379,283)

Outstanding at December 31, 2012	1,110,275
Granted	555,204
Settled	(154,330)
Forfeited	(487,205)

Outstanding at December 31, 2013	1,023,944

At December 31, 2013, the current portion of RSU liabilities of $1,933 were included in accrued liabilities (December 31, 2012 – $503) and long term portion of RSU liabilities of $1,734 were included in other long term obligations (December 31, 2012 – $1,239) in the Consolidated Balance Sheets. During the year ended December 31, 2013, 154,330 units were settled in cash for $727 (2012 – 345,679 units settled in cash for $1,677).

At December 31, 2013, the weighted average remaining contractual life of the outstanding RSUs was 1.3 years (December 31, 2012 – 1.6 years). Using a fair market value of $6.24 per unit at December 31, 2013, there were approximately $2,958 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the RSU Plan (December 31, 2012 – $1,980) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2012 – 1.6 years).

e) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non–officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account is determined by dividing the amount of the participant’s deferred remuneration by fair market value of the Company’s common shares, calculated as the Canadian Dollar equivalent of the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date that participants’ remuneration becomes payable. The DDSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the five trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units

Outstanding at December 31, 2011	421,749
Issued	266,820
Redeemed	(63,413)

Outstanding at December 31, 2012	625,156
Issued	141,509
Redeemed	(179,831)

Outstanding at December 31, 2013	586,834

At December 31, 2013, the fair market value of these units was $6.24 per unit (December 31, 2012 – $3.31 per unit). At December 31, 2013, the current portion of DDSU liabilities of $nil were included in accrued liabilities (December 31, 2012 – $253) and the long term portion of DDSU liabilities of $3,662 were included in other long term obligations (December 31, 2012 – $1,817) in the Consolidated Balance Sheets. During the year ended December 31, 2013, 179,831 units were redeemed and settled in cash for $968 (December 31, 2012 – 63,413 units were redeemed and settled in cash for $175). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

f) Stock award plan

On September 24, 2009, the former Chief Executive Officer’s (CEO) employment agreement was extended by the Board of Directors for a further period of two years, to May 8, 2012. In addition to the existing conditions in his employment agreement, as of September 24, 2010, the effective date, the former CEO was granted the right to receive 150,000 common shares of the Company.

68	2014 Annual Report

The former CEO’s entitlement, upon the above release dates, could be settled in common shares purchased on the open market or through the issuance of common shares from treasury, in each case net of required withholdings. The estimate of the fair value of the stock award on the grant date is equal to the market price of the Company’s common shares.

As at December 31, 2013, there were no Stock Award Plan units outstanding (December 31, 2012—nil). During the year ended December 31, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148.

24. Other information

a) Supplemental cash flow information

Year ended December 31,	2013	2012
Cash paid during the year for:
Interest	$25,528	$29,625
Income taxes	91	5,072
Cash received during the year for:
Interest	256	8
Income taxes	3,797	97

Year ended December 31,	2013	2012
Non-cash transactions:
Acquisition of property, plant and equipment for continuing operations by means of capital leases	$13,812	$47,297
Additions to assets held for sale	(5,123)	(10,444)
Net change in accounts payable related to purchase of property, plant and equipment	2,931	(2,198)
Net change in current portion of equipment lease liabilities included in accrued liabilities related to the purchase of property, plant and equipment	(159)	(1,574)
Net change in long term portion of equipment lease liabilities related to the purchase of property, plant and equipment	1,702	(1,702)
Net change in property, plant and equipment resulting from reclassification to inventory	—	2,219
Net change in accrued liabilities related to current portion of RSU liability	1,430	(1,639)
Net change in accrued liabilities related to current portion of DDSU liability	(253)	253

b) Net change in non-cash working capital

Year ended December 31,	2013	2012
Operating activities:
Accounts receivable, net	$29,765	$70,577
Unbilled revenue	30,275	56,625
Inventories	(644)	3,416
Prepaid expenses and deposits	634	5,050
Accounts payable	(31,847)	(35,292)
Accrued liabilities	(1,603)	(11,534)
Long term portion of liabilities related to equipment leases	(209)	(1,721)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(872)	(2,160)

	$25,499	$84,961

25. Claims revenue

Year ended December 31,	2013	2012
Claims revenue recognized	$17,053	$21,565
Claims revenue uncollected (classified as unbilled revenue)	8,074	21,942

2014 Annual Report	69

NOA

26. Related party transactions

From the time of the Company’s initial public offering in November of 2006 to June 26, 2013, Perry Partners, L.P. and Perry Partners International, Inc. (together, “Perry”) was a Sponsor of the Company. As a Sponsor, Perry had an Advisory Services Agreement with the Company under which Perry was entitled to receive reports, financial data and other information from the Company and the Company was entitled to receive consulting services relating to the Company’s operations, affairs and finances. No fee was charged by Perry for such consulting and advisory services. On June 26, 2013, the Company and Perry entered into an agreement terminating Perry’s Advisory Services Agreement.

There were no material related party transactions during the years ended December 31, 2013 and December 31, 2012. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

27. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2013 were $1,565 (2012 – $2,143).

28. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

70	2014 Annual Report

Board of Directors

Senior Management

Corporate Information

Corporate Headquarters

Suite 300
18817 Stony Plain Road
Edmonton, Alberta
Phone: 780.960.7171
Fax: 780.969.5599

Auditors

KPMG LLP
Edmonton, AB

Solicitors

Bracewell & Giuliani LLP
Houston, Texas

Borden Ladner Gervais LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticket Symbol: NOA

Transfer Agent

Computershare Investor Services
100 University Avenue
Toronto, Ontario M5J 2Y1
1-800-564-6253
www.computershare.com

Investor Information

Investor Relations

David Brunetta
Phone: 780.960-7171
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Energy Partners Inc.
will be held:

Wednesday, May 14, 2014
3:00 PM
North American Energy Partners
Suite 300
18817 Stony Plain Road
Edmonton, Alberta

NORTH AMERICAN
ENERGY PARTNERS INC.